Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258149

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated August 6, 2021)

THE BEACHBODY COMPANY, INC.

243,320,841 SHARES OF COMMON STOCK

5,333,333 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

15,333,333 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 6, 2021 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 243,320,841 shares of common stock, par value $0.0001 per share (the “Common Stock”), of The Beachbody Company, Inc., a Delaware corporation, and (b) 5,333,333 warrants to purchase Common Stock at an exercise price of $11.50 per share (the “private placement warrants”) and (ii) the issuance by us of up to 15,333,333 shares of Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 15, 2021 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Common Stock are listed on The New York Stock Exchange under the symbol “BODY.” On November 15, 2021, the closing sale price per share of our Common Stock was $4.62. Our public warrants are listed on The New York Stock Exchange under the symbol “BODY WS.” On November 15, 2021, the closing sale price per warrant of our public warrants was $1.22.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

or

☐	TRANSITION REPORT PURSUANT TO Section 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                      .

Commission file number: 001-39735

The Beachbody Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	85-3222090
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3301 Exposition Blvd, Santa Monica, California	90404
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 883-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BODY	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	BODY WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes   ☐     No   ☒

The number of shares of the registrant’s Class A Common Stock, par value $0.0001 per share outstanding was 168,218,173, and the number of shares of the registrant’s Class X Common Stock, par value $0.0001 per share outstanding was 141,250,310, as of November 10, 2021.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

The Beachbody Company, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except par value and share data)
	As of September 30, 2021	As of December 31, 2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$199,839	$56,827
Accounts receivable, net	1,378	855
Inventory, net	141,139	65,354
Prepaid expenses	14,014	8,650
Other current assets	48,556	37,364

Total current assets	404,926	169,050
Property and equipment, net	115,338	80,169
Content assets, net	34,786	19,437
Intangible assets, net	92,587	21,120
Goodwill	176,903	18,981
Right-of-use assets, net	27,434	33,272
Other assets	6,847	14,224

Total assets	$858,821	$356,253

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$48,298	$28,981
Accrued expenses	89,844	79,955
Deferred revenue	126,894	97,504
Current portion of lease liabilities	9,977	10,371
Other current liabilities	2,656	3,106

Total current liabilities	277,669	219,917
Long-term lease liabilities, net	23,845	31,252
Deferred tax liabilities	6,415	3,729
Warrant liabilities	19,900	—
Other liabilities	5,362	2,097

Total liabilities	333,191	256,995

Commitments and contingencies (Note 14)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 100,000,000 shares authorized, none issued and outstanding as of September 30, 2021 and December 31, 2020	—	—
Common stock, $0.0001 par value, 1,900,000,000 shares authorized (1,600,000,000 Class A, 200,000,000 Class X and 100,000,000 Class C); 168,218,173 and 101,762,614 Class A shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively; 141,250,310 Class X shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively and no Class C shares issued and outstanding at September 30, 2021 and December 31, 2020	31	24
Additional paid-in capital	604,665	96,097
Accumulated other comprehensive income (loss)	15	(202)
Retained earnings (accumulated deficit)	(79,081)	3,339
Total stockholders’ equity	525,630	99,258

Total liabilities and stockholders’ equity	$858,821	$356,253

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
Digital	$94,072	$99,082	$283,547	$239,964
Connected fitness	5,927	—	5,937	—
Nutrition and other	108,053	152,397	367,895	399,335

Total revenue	208,052	251,479	657,379	639,299

Cost of revenue:
Digital	12,124	9,843	34,858	27,507
Connected fitness	10,261	—	10,417	—
Nutrition and other	50,682	61,082	164,679	151,654

Total cost of revenue	73,067	70,925	209,954	179,161

Gross profit	134,985	180,554	447,425	460,138
Operating expenses:
Selling and marketing	153,782	123,980	438,672	352,872
Enterprise technology and development	29,680	23,852	83,718	67,558
General and administrative	23,346	16,523	58,523	46,229
Restructuring gain	—	(1,677)	—	(1,677)

Total operating expenses	206,808	162,678	580,913	464,982

Operating income (loss)	(71,823)	17,876	(133,488)	(4,844)
Other income (expense)
Change in fair value of warrant liabilities	30,274	—	35,664	—
Interest expense	(62)	(89)	(490)	(432)
Other income, net	202	113	3,155	555

Income (loss) before income taxes	(41,409)	17,900	(95,159)	(4,721)
Income tax benefit (provision)	1,487	(4,129)	12,739	161

Net income (loss)	$(39,922)	$13,771	$(82,420)	$(4,560)

Net income (loss) per common share, basic	$(0.13)	$0.06	$(0.31)	$(0.02)

Net income (loss) per common share, diluted	$(0.13)	$0.05	$(0.31)	$(0.02)

Weighted-average common shares outstanding, basic	304,599	238,831	265,117	238,374

Weighted-average common shares outstanding, diluted	304,599	252,085	265,117	238,374

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in thousands)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income (loss)	$(39,922)	$13,771	$(82,420)	$(4,560)
Other comprehensive income (loss):
Change in fair value of derivative financial instruments, net of tax	(70)	(209)	(278)	(16)
Reclassification of losses on derivative financial instruments included in net income (loss)	142	78	481	31
Foreign currency translation adjustment	(40)	52	14	(275)

Total other comprehensive income (loss)	32	(79)	217	(260)

Total comprehensive income (loss)	$(39,890)	$13,692	$(82,203)	$(4,820)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)
	Redeemable
	Convertible					Accumulated	Retained
	Series A				Additional	Other	Earnings	Total
	Preferred	Common	Common Stock		Paid-In	Comprehensive	(Accumulated	Stockholders’
	Units	Units	Shares	Amount	Capital	Income (Loss)	Deficit)	Equity
Balances at December 31, 2019, as previously reported	$98,245	$(35,626)	—	$—	$—	$12	$24,771	$(10,843)
Retroactive application of recapitalization	(98,245)	35,626	238,142,972	24	62,595	—	—	98,245

Balance at December 31, 2019, after effect of reverse acquisition	—	—	238,142,972	24	62,595	12	24,771	87,402
Net loss	—	—	—	—	—	—	(8,328)	(8,328)
Other comprehensive income	—	—	—	—	—	60	—	60
Equity-based compensation	—	—	—	—	895	—	—	895

Balances at March 31, 2020	$—	$—	238,142,972	$24	$63,490	$72	$16,443	$80,029

Net loss	—	—	—	—	—	—	(10,003)	(10,003)
Other comprehensive loss	—	—	—	—	—	(241)	—	(241)
Equity-based compensation	—	—	—	—	1,013	—	—	1,013

Balances at June 30, 2020	$—	$—	238,142,972	$24	$64,503	$(169)	$6,440	$70,798

Net income	—	—	—	—	—	—	13,771	13,771
Other comprehensive loss	—	—	—	—	—	(79)	—	(79)
Tax asset contribution adjustment	—	—	—	—	(135)	—	—	(135)
Common shared issued in connection with acquisition	—	—	4,869,973	—	27,889	—	—	27,889
Equity-based compensation	—	—	—	—	1,261	—	—	1,261

Balances at September 30, 2020	$—	$—	243,012,945	$24	$93,518	$(248)	$20,211	$113,505

(in thousands, except share data)
	Redeemable
	Convertible					Accumulated	Retained
	Series A				Additional	Other	Earnings	Total
	Preferred	Common	Common Stock		Paid-In	Comprehensive	(Accumulated	Stockholders’
	Units	Units	Shares	Amount	Capital	Income (Loss)	Deficit)	Equity
Balances at December 31, 2020, as previously reported	$98,110	$(1,989)	—	$—	$—	$(202)	$3,339	$1,148
Retroactive application of recapitalization	(98,110)	1,989	243,012,924	24	96,097	—	—	98,110

Balance at December 31, 2020, after effect of reverse acquisition	—	—	243,012,924	24	96,097	(202)	3,339	99,258
Net loss	—	—	—	—	—	—	(30,058)	(30,058)
Other comprehensive income	—	—	—	—	—	100	—	100
Equity-based compensation	—	—	—	—	2,573	—	—	2,573

Balances at March 31, 2021	$—	$—	243,012,924	$24	$98,670	$(102)	$(26,719)	$71,873

Net loss	—	—	—	—	—	—	(12,440)	(12,440)
Other comprehensive income	—	—	—	—	—	85	—	85
Equity-based compensation	—	—	—	—	2,522	—	—	2,522
Business Combination, net of redemptions and equity issuance costs of $47.0 million	—	—	51,616,515	5	333,850	—	—	333,855
Myx acquisition	—	—	13,546,503	2	162,556	—	—	162,558

Balances at June 30, 2021	$—	$—	308,175,942	$31	$597,598	$(17)	$(39,159)	$558,453

Net loss	—	—	—	—	—	—	(39,922)	(39,922)
Other comprehensive income	—	—	—	—	—	32	—	32
Options exercised, net of tax withholdings	—	—	1,292,541	—	1,323	—	—	1,323
Equity-based compensation	—	—	—	—	5,744	—	—	5,744

Balances at September 30, 2021	$—	$—	309,468,483	$31	$604,665	$15	$(79,081)	$525,630

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)
	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(82,420)	$(4,560)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	40,557	31,881
Amortization of content assets	10,008	5,103
Provision for excess and obsolete inventory	4,431	1,083
Allowance for doubtful accounts	—	77
Change in fair value of derivative financial instruments	294	16
Gain on investment in convertible instrument	(3,114)	—
Change in fair value of warrant liabilities	(35,664)	—
Equity-based compensation	10,839	3,169
Deferred income taxes	(12,964)	398
Other non-cash items	—	6
Changes in operating assets and liabilities:
Accounts receivable	(226)	(2,150)
Inventory	(68,765)	(17,510)
Content assets	(21,958)	(9,922)
Prepaid expenses	(5,364)	7,838
Other assets	(5,575)	(4,387)
Accounts payable	9,095	9,216
Accrued expenses	(406)	19,806
Deferred revenue	27,041	41,775
Other liabilities	(5,068)	(9,499)

Net cash provided by (used in) operating activities	(139,259)	72,340

Cash flows from investing activities:
Purchase of property and equipment	(61,065)	(28,107)
Investment in convertible instrument	(5,000)	—
Other investment	(5,000)	—
Cash acquired in acquisition of Ladder	—	1,247
Cash paid for acquisition of Myx, net of cash acquired	(37,280)	—

Net cash used in investing activities	(108,345)	(26,860)

Cash flows from financing activities:
Proceeds from exercise of stock options	4,477	—
Remittance of taxes withheld from employee stock awards	(3,154)	—
Borrowings under Credit Facility	42,000	32,000
Repayments under Credit Facility	(42,000)	(32,000)
Business Combination, net of issuance costs paid	389,125	—

Net cash provided by financing activities	390,448	—

Effect of exchange rates on cash	168	(397)
Net increase in cash and cash equivalents	143,012	45,083
Cash and cash equivalents, beginning of period	56,827	41,564

Cash and cash equivalents, end of period	$199,839	$86,647

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$389	$335
Cash paid during the year for income taxes, net	$389	$377
Supplemental disclosure of noncash investing activities:
Property and equipment acquired but not yet paid for	$13,640	$3,914
Class A Common Stock issued in connection with the acquisition of Myx	$162,558	$—
Fair value of Myx instrument and promissory note held by Old Beachbody	$22,618	$—
Old Beachbody Common units issued in connection with acquisition	$—	$27,889
Supplemental disclosure of noncash financing activities:
Tax asset contribution	$—	$(135)
Net assets assumed from Forest Road in the Business Combination	$293	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

The Beachbody Company, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Organization, Business and Summary of Accounting Policies

Organization

On June 25, 2021 (the “Closing Date”), Forest Road Acquisition Corp. (“Forest Road”), a special purpose acquisition company, consummated the Business Combination Agreement (the “Business Combination Agreement”) dated as of February 9, 2021, by and among Forest Road, The Beachbody Company Group, LLC (“Old Beachbody”), BB Merger Sub, LLC, (“BB Merger Sub”), MFH Merger Sub, LLC (“Myx Merger Sub”), and Myx Fitness Holdings, LLC (“Myx”).

Pursuant to the terms of the Business Combination Agreement, BB Merger Sub merged with and into Old Beachbody, with Old Beachbody surviving as a wholly-owned subsidiary of Forest Road (the “Surviving Beachbody Entity”); (2) Myx Merger Sub merged with and into Myx, with Myx surviving as a wholly-owned subsidiary of Forest Road; and (3) the Surviving Beachbody Entity merged with and into Forest Road, with Forest Road surviving such merger (the “Surviving Company”, and such mergers the “Business Combination”). On the Closing Date, the Surviving Company changed its name to The Beachbody Company, Inc. (the “Company”, “Beachbody”, “we” or “us”).

Business

Beachbody is a leading subscription health and wellness company. Beachbody is focused on digital platform development, fitness content and brand creation, proprietary nutritional product formulation and connected fitness across three brands: Beachbody, Openfit and Myx. The Beachbody On Demand streaming service with workouts from Beachbody’s programs such as P90X, Insanity, and 21 Day Fix, and Openfit, that includes live trainer-led workouts and personalized nutrition, are each available as an app on iOS and Android mobile devices; a streaming channel on OTT devices such as Apple TV, Roku, Amazon Fire, and Chromecast; and online. Myx’s interactive fitness platform provides commercial grade stationary bikes and accessories and on-demand subscription-based instructor-led fitness classes that enable customers to have an all-in-one home fitness studio. Beachbody’s revenue is primarily generated through a network of independent distributors (“Coaches” or “micro-influencers”), internet marketing channels, and direct response advertising. Beachbody markets and sells its products primarily in the United States, United Kingdom, and Canada, and approximately 30% of Beachbody’s revenues for the three and nine months ended September 30, 2021 are attributable to Shakeology, Beachbody’s premium nutritional shake.

Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

The merger between BB Merger Sub and Old Beachbody was accounted for as a reverse recapitalization in accordance with GAAP (the “Reverse Recapitalization”). Under this method of accounting, Forest Road is treated as the acquired company and Old Beachbody is treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Old Beachbody issuing stock for the net assets of Forest Road, accompanied by a recapitalization. The net assets of Forest Road are stated at historical cost, with no goodwill or other intangible assets recorded, see Note 2.

Old Beachbody was determined to be the accounting acquirer based on the following predominant factors:

•	Old Beachbody’s shareholders have the largest portion of the voting rights in the Company;

•	the Board and Management are primarily composed of individuals associated with Old Beachbody; and

•	Old Beachbody was the larger entity based on historical operating activity and Old Beachbody had the larger employee base at the time of the Business Combination.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Old Beachbody. The shares and corresponding capital amounts and income (losses) per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the exchange ratio established in the Business Combination.

Old Beachbody was determined to be the accounting acquirer in the acquisition of Myx. As such, the acquisition is considered a business combination under ASC 805, Business Combinations, and was accounted for using the acquisition method of accounting. Beachbody recorded the fair value of assets acquired and liabilities assumed from Myx, see Note 9. The presented financial information for the nine months ended September 30, 2021 includes the financial information and activities for Myx for the period from June 26, 2021 to September 30, 2021.

The unaudited condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Significant estimates include, but are not limited to, the valuation of acquired intangible assets, revenue arrangements with multiple performance obligations, equity-based compensation, amortization of content assets, impairment of goodwill, and the useful lives and recoverability of long-lived assets. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying amounts of assets and liabilities. Actual results could differ from those estimates.

Unaudited Interim Condensed Financial Statements

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, include all adjustments consisting of only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2021, its results of operations for the three and nine months ended September 30, 2021 and 2020 and cash flows for the nine months ended September 30, 2021 and 2020. The financial data and other financial information disclosed in the notes to these condensed consolidated financial statements related to the three- and nine-month periods are also unaudited. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or any other period.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes included in the Company’s annual financial statements as of and for the fiscal year ended December 31, 2020.

Fair Value Option

The guidance in ASC 825, Financial Instruments, provides a fair value option election that allows entities to make an irrevocable election of fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument-by-instrument basis, must be applied to an entire instrument, and is irrevocable once elected. The Company elected to measure the investment in the convertible instrument from Myx using the fair value option at each reporting date. Assets and liabilities measured at fair value pursuant to this guidance are required to be reported separately in the unaudited condensed consolidated balance sheets or the footnotes from those instruments using another measurement method.

Fair Value

The Company applies fair value accounting for assets and liabilities measured on a recurring and nonrecurring basis. For assets and liabilities that are measured using quoted prices in active markets for identical assets or liabilities, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs (Level 1). Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (Level 2). For all remaining assets and liabilities for which there are no significant observable inputs, fair value is derived using an assessment of various discount rates, default risk, credit quality, and the overall capital market liquidity (Level 3). These valuations require significant judgment.

Accounts Receivable, Net

The Company provides credit in the normal course of business to its customers. Accounts receivable consists primarily of credit card receivables arising from the sale of products to customers on an installment basis, which generally have payment terms ranging from one to three months. Receivables are individually insignificant and are due from a large number of geographically dispersed customers. Accounts receivable is reported net of allowances for doubtful accounts which were approximately zero as of September 30, 2021 and December 31, 2020. The allowance for doubtful accounts is evaluated and adjusted to reflect the Company’s expected credit losses based on collection history and an analysis of the accounts receivable aging. The change in the allowance for doubtful accounts during the three and nine months ended September 30, 2021 and 2020 is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Balance, beginning of period	$16	$41	$16	$69
Charges	—	45	—	77
Write-offs	—	(56)	—	(116)

Balance, end of period	$16	$30	$16	$30

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting. The cost of an acquired company is assigned to the tangible and identifiable assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of the purchase price over the fair value of tangible and intangible assets acquired is assigned to goodwill. The transaction costs associated with business combinations are expensed as they are incurred.

Common Stock Warrant Liability

The Company assumed 10,000,000 warrants originally issued in Forest Road’s initial public offering (the “Public Warrants”) and 5,333,333 warrants issued in a private placement that closed concurrently with Forest Road’s initial public offering, (the “Private Placement Warrants”) upon the Business Combination. The Public and Private Placement Warrants entitle the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. All of the Public and Private Placement Warrants remained outstanding as of September 30, 2021. The Public Warrants are publicly traded and become exercisable on November 30, 2021 provided that the Company has an effective registration statement and are exercisable for cash unless certain conditions occur, such as the failure to have an effective registration statement related to the shares issuable upon exercise or redemption by the Company under certain conditions, at which time the warrants may be cashless exercised. The Private Placement Warrants are transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants were not transferable, assignable or salable until July 25, 2021, subject to certain limited exceptions. The Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants, and become Public Warrants and will be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

The Company evaluated the Public and Private Placement Warrants under ASC 815, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the Public and Private Placement Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of our Class A stockholders. Because not all of the voting stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Public and Private Placement Warrants do not meet the conditions to be classified in equity. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities in the unaudited condensed consolidated balance sheets at fair value, with subsequent changes in their respective fair values recognized in the change in fair value of warrant liabilities within the unaudited condensed consolidated statements of operations at each reporting date. The Public Warrants were publicly traded and thus had an observable market price to estimate fair value. The Private Placement Warrants were valued using a Black-Scholes option-pricing model as described in Note 4 to the unaudited condensed consolidated financial statements.

Investment in Convertible Instrument

In December 2020, the Company purchased a $10.0 million convertible instrument from Myx. The convertible instrument was scheduled to mature 18 months from issuance and bore interest of 11% per annum. The principal and accrued interest on the convertible instrument was to automatically convert into preferred shares upon the closing by Myx of a convertible preferred equity financing with gross proceeds of at least $35.0 million (a “Qualified Financing”) at a conversion price equal to 85% of the lowest price per unit paid in cash by investors in such Qualified Financing. Upon a change in control involving the Company and a special purpose acquisition company, immediately prior to the change in control transaction, the principal and accrued interest was to be automatically converted into preferred equity units of Myx at a conversion price equal to 85% of the price per unit contemplated in the change of control transaction. Such preferred equity units were to automatically convert into common shares of the surviving entity.

In March 2021, the Company increased the principal of the convertible instrument from Myx from $10.0 million to $15.0 million.

In connection with the Business Combination, the principal and interest were effectively settled at a fair value of $18.4 million. As of December 31, 2020, the convertible instrument was included within other assets in the consolidated balance sheets.

Prior to the Business Combination, the Company elected to measure the investment in convertible instrument from Myx using the fair value option at each reporting date. Under the fair value option, bifurcation of an embedded derivative was not necessary, and all related gains and losses on the host contract and derivative due to change in the fair value was reflected in other income, net in the condensed consolidated statements of operations.

Other Investment

As of September 30, 2021, the Company has an investment in equity securities of $5.0 million, with no readily determinable fair value. This equity investment is reported within other assets on the unaudited condensed consolidated balance sheets. The Company uses the measurement alternative for this investment, and its carrying value is reported at cost, adjusted for impairments or any observable price changes in ordinary transaction with identical or similar instruments. As of September 30, 2021, no adjustments to the carrying value of this investment were made.

Revenue Recognition

The Company’s primary sources of revenue are from sales of digital subscriptions, nutritional products and connected fitness equipment. The Company records revenue when it fulfills its performance obligation to transfer control of the goods or services to its customer. Control of shipped items is generally transferred when the product is delivered to the customer.

The amount of revenue recognized is the consideration that the Company expects it will be entitled to receive in exchange for transferring goods or services to its customers. Control of services, which are primarily digital subscriptions, transfers over time, and as such, revenue is recognized ratably over the subscription period (up to 12 months), using a mid-month convention. The Company sells a variety of bundled products that combine digital subscriptions, nutritional products, and/or other fitness products. The Company considers these sales to be revenue arrangements with multiple performance obligations and allocates the transaction price to each performance obligation based on its relative stand-alone selling price. The Company defers revenue when it receives payments in advance of delivery of products or the performance of services.

Revenue is recorded net of expected returns, discounts, and credit card chargebacks, which are estimated using the Company’s historical experience. Revenue is presented net of sales taxes and value added taxes (VAT and GST/HST) which are collected from customers and remitted to applicable government agencies.

The Company is the principal in all its relationships where third parties sell or distribute the Company’s goods or services. Payments made to the third parties are recorded in selling and marketing expenses within the unaudited condensed consolidated statements of operations.

Recently Adopted Accounting Pronouncements or Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 in addition to simplifying other areas of Topic 740. The guidance in this update is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and is effective for all other entities for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted ASU 2019-12 in the first quarter of 2021, and the adoption had no material impact to the Company’s unaudited condensed consolidated financial statements.

2.	Business Combination

As discussed in Note 1, on June 25, 2021, the Company consummated the Business Combination Agreement dated February 9, 2021, with Old Beachbody surviving the merger as a wholly-owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each equity unit of Old Beachbody, other than those held by Carl Daikeler and certain of his affiliated and related entities, was canceled and converted into the right to receive 3.359674941 shares (the “Exchange Ratio”) of the Company’s Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), and each equity unit of Old Beachbody held by Carl Daikeler and certain of his affiliated and related entities was canceled and converted into the right to receive the number of shares of the Company’s Class X Common Stock, par value $0.0001 per share, (the “Class X Common Stock,” and, together with the Class A Common Stock, the “Common Stock”) equal to the Exchange Ratio.

Pursuant to the Business Combination Agreement, 3,750,000 shares held by Forest Road Acquisition Sponsor LLC (the “Sponsor”) will be unvested and are subject to forfeiture if certain earnout conditions are not satisfied (“Forest Road Earn-out Shares”). Subject to certain other terms and conditions, the Forest Road Earn-out Shares will vest, in equal tranches of 10% each, commencing on December 22, 2021, upon the occurrence of the Company’s last sale price on the New York Stock Exchange (“NYSE”) exceeding each of the following price-per-share thresholds for any 20 trading days within any consecutive 30-day trading period,: $12.00, $13.00, $14.00, $15.00 and $16.00. Any Sponsor Shares that do not vest within 10 years after Closing will be forfeited. The Forest Road Earn-out Shares are accounted for as equity-classified equity instruments, were included as merger consideration as part of the Reverse Recapitalization, and recorded in additional paid-in capital. As of September 30, 2021, all Forest Road Earn-out Shares are unvested.

Upon the closing of the Business Combination, the Company’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 2,000,000,000 shares, $0.0001 par value per share, of which, 1,600,000,000 shares are designated as Class A Common Stock, 200,000,000 shares are designated as Class X Common Stock, 100,000,000 shares are designated as Class C Common Stock and 100,000,000 shares are designated as Preferred Stock. The holder of each share of Class A Common Stock is entitled to one vote, the holder of each share of Class X Common Stock is entitled to ten votes and except as otherwise required by law, the holder of each share of Class C Common Stock is not entitled to any voting powers.

In connection with the Business Combination, a number of subscribers purchased an aggregate of 22,500,000 shares of Class A Common Stock (the “PIPE”) from the Company, for a purchase price of $10.00 per share and an aggregate purchase price of $225.0 million (the “PIPE Shares”), pursuant to separate subscription agreements entered into effective as of February 9, 2021.

At the Effective Time, and subject to the terms and conditions of the Business Combination Agreement, each Myx equity unit was canceled and converted into the right to receive approximately 13.5 million shares of Class A Common Stock; provided, however, that certain holders of Myx units received an amount in cash equal to the value of such shares not to exceed $37.7 million.

The following table reconciles the elements of the Business Combination to the unaudited condensed consolidated statement of cash flows and the unaudited condensed consolidated statement of stockholders’ equity for the nine months ended September 30, 2021 (in thousands):

Recapitalization
Cash- Forest Road trust and cash, net of redemptions	$216,444
Cash- PIPE Financing	225,000
Less: Non-cash net assets assumed from Forest Road	293
Less: Fair value of Public and Private Warrants	(60,900)
Less: Transaction costs and advisory fees for Beachbody allocated to equity	(19,923)
Less: Transaction costs and advisory fees for Forest Road	(27,059)

Net Business Combination	333,855
Less: Non-cash net assets assumed from Forest Road	(293)
Less: Transaction costs and advisory fees for Beachbody allocated to warrants	(5,337)
Add: Non-cash fair value of Forest Road warrants	60,900

Net cash contributions from Business Combination	$389,125

The Company recorded transaction costs and advisory fees allocated to warrants as a component of change in fair value of warrant liabilities in the unaudited condensed consolidated statements of operations.

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Common stock of Forest Road, net of redemptions	21,616,515
Forest Road shares held by the Sponsor (1)	7,500,000
Shares issued in PIPE Financing	22,500,000

Business Combination and PIPE Financing shares - Class A common stock	51,616,515
Myx equity units- Class A common stock	13,546,503
Old Beachbody equity units - Class A Common Stock (2)	101,762,614
Old Beachbody equity units - Class X Common Stock (3)	141,250,310

Total shares of common stock immediately after Business Combination	308,175,942

(1)	Includes 3,750,000 Forest Road Earn-out Shares.
(2)

The number of Old Beachbody equity units - Class A Common Stock was determined from 20,220,589 common units and 10,068,841 preferred units of Old Beachbody outstanding immediately prior to the closing of the Business Combination converted at the Exchange Ratio.

(3)

The number of Old Beachbody equity units - Class X Common Stock was determined from 42,042,850 common units of Old Beachbody outstanding immediately prior to the closing of the Business Combination converted at the Exchange Ratio.

3.	Revenue

The Company’s revenue disaggregated by revenue type and geographic region is as follows (in thousands):

	Reportable Segment
	Beachbody	Other	Total
Three Months Ended September 30, 2021
Revenue Type:
Digital	$86,879	$7,193	$94,072
Connected fitness	—	5,927	5,927
Nutrition and other	107,411	642	108,053

Total revenue	$194,290	$13,762	$208,052

Geographic region:
United States	$173,935	$13,762	$187,697
Rest of world[1]	20,355	—	20,355

Total revenue	$194,290	$13,762	$208,052

	Reportable Segment
	Beachbody	Other	Total
Three Months Ended September 30, 2020
Revenue Type:
Digital	$95,950	$3,132	$99,082
Nutrition and other	152,318	79	152,397

Total revenue	$248,268	$3,211	$251,479

Geographic region:
United States	$225,533	$3,211	$228,744
Rest of world[1]	22,735	—	22,735

Total revenue	$248,268	$3,211	$251,479

	Reportable Segment
	Beachbody	Other	Total
Nine Months Ended September 30, 2021
Revenue Type:
Digital	$268,812	$14,735	$283,547
Connected fitness	—	5,937	5,937
Nutrition and other	365,835	2,060	367,895

Total revenue	$634,647	$22,732	$657,379

Geographic region:
United States	$566,210	$22,732	$588,942
Rest of world[1]	68,437	—	68,437

Total revenue	$634,647	$22,732	$657,379

	Reportable Segment
	Beachbody	Other	Total
Nine Months Ended September 30, 2020
Revenue Type:
Digital	$233,746	$6,218	$239,964
Nutrition and other	399,255	80	399,335

Total revenue	$633,001	$6,298	$639,299

Geographic region:
United States	$577,478	$6,298	$583,776
Rest of world[1]	55,523	—	55,523

Total revenue	$633,001	$6,298	$639,299

(1)	Consists of Canada, United Kingdom and France.

Deferred Revenue

Deferred revenue is recorded for nonrefundable cash payments received for the Company’s performance obligation to transfer, or stand ready to transfer, goods or services in the future. Deferred revenue consists of subscription fees billed that have not been recognized and physical products sold that have not yet been delivered. During the three and nine months ended September 30, 2021, the Company recognized $11.3 million and $90.5 million, respectively, of revenue that was included in the deferred revenue balance as of December 31, 2020. During the three and nine months ended September 30, 2020, the Company recognized $8.5 million and $64.7 million, respectively, of revenue that was included in the deferred revenue balance as of December 31, 2019.

4.	Fair Value Measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (in thousands):

	September 30, 2021
	Level 1	Level 2	Level 3
Assets
Derivative assets	$—	$187	$—

Total Assets	$—	$187	$—

Liabilities
Common stock warrants (Public)	$11,900	$—	$—
Common stock warrants (Private Placement)	—	—	8,000

Total Liabilities	$11,900	$—	$8,000

	December 31, 2020
	Level 1	Level 2	Level 3
Assets
Derivative assets	$—	$164	$—
Investment in convertible instrument	—	—	10,288

Total Assets	$—	$164	$10,288

Fair values of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate the recorded value due to the short period of time to maturity. The fair value of the Public Warrants, which trade in active markets, is based on quoted market prices for identical instruments. The fair value of derivative instruments is based on Level 2 inputs such as observable forward rates, spot rates, and foreign currency exchange rates. The Company’s Private Placement warrants and investment in the convertible instrument are classified within Level 3 of the fair value hierarchy because their fair values are is based on significant inputs that are unobservable in the market. The fair value of goodwill and intangible assets is based on a valuation performed by a third-party using Level 3 inputs.

The valuation of the Private Placement Warrants and, prior to the Business Combination, the investment in convertible instrument use assumptions and estimates the Company believes would be made by a market participant in making the same valuations. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained.

The Company determined the fair value of the Private Placement Warrants using a Black-Scholes option-pricing model and the quoted price of the Company’s common stock. Volatility was based on the implied volatility derived from the average of the actual market activity of the Company’s peer group. The expected life was based on the remaining contractual term of the Private Placement Warrants, and the risk-free interest rate was based on the implied yield available on U.S. Treasury Securities with a maturity equivalent to the warrants’ expected life. The significant unobservable input used in the fair value measurement of the Private Placement Warrants is the implied volatility. Significant changes in the implied volatility would result in a significantly higher or lower fair value measurement, respectively.

The following table presents significant assumptions utilized in the valuation of the Private Placement Warrants on the Closing Date of the Business Combination and at September 30, 2021:

	As of September 30, 2021	As of June 25, 2021
Risk-free rate	0.9%	0.9%
Dividend yield rate	0.0%	0.0%
Volatility	55.0%	45.0%
Contractual term (in years)	4.74	5.00
Exercise price	$11.50	$11.50

The following table presents changes in the fair value of the Private Placement Warrants for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Balance, beginning of period	$20,373	$—
Assumed in Business Combination	—	26,400
Change in fair value	(12,373)	(18,400)

Balance, end of period	$8,000	$8,000

For the three and nine months ended September 30, 2021, the change in the fair value of Private Placement Warrants resulted from the change in fair value of the Company’s Class A Common Stock. The changes in fair value are included in the unaudited condensed consolidated statements of operations as a component of change in fair value of warrant liabilities.

Prior to the Business Combination and as of December 31, 2020, the convertible instrument was valued using a scenario-based analysis. Two primary scenarios were considered to arrive at the valuation conclusion for the convertible instrument. The first scenario considers the probability-weighted value of conversion at the stated discount to the issue price in a change in control event. The second scenario considers the probability-weighted value of conversion at the stated discount to the issue price in a Qualified Financing event. As of the date of the investment in the convertible instrument, an implied yield was calculated such that the sum of the value of the straight debt and the value of the conversion feature was equal to the principal investment amount. The implied yield of the investment is carried forward with a market adjustment and used as the primary discount rate for subsequent valuation dates.

The significant unobservable inputs used in the fair value measurement of the Company’s investment in convertible instrument are the probabilities of Myx closing a future Qualified Financing or change of control, which would trigger conversion of the convertible instrument, probabilities as to the periods in which the outcomes are expected to be achieved and discount rate. Significant changes in the probabilities of the completion of the future Qualified Financing or change in control would result in a significantly higher or lower fair value measurement, respectively. Significant changes in the probabilities as the period in which outcomes will be achieved would result in a significantly lower or higher fair value measurement, respectively.

The following table presents changes in the Level 3 investment in convertible instrument from Myx measured at fair value for the nine months ended September 30, 2021:

Nine Months Ended September 30, 2021
Balance, beginning of period	$10,288
Investment in convertible note	5,000
Change in fair value	3,114
Conversion of investment	(18,402)

Balance, end of period	$—

For the nine months ended September 30, 2021, the change in the fair value of the investment in convertible instrument resulted from the effective settlement of the instrument. The changes in fair value are included in the unaudited condensed consolidated statements of operations as a component of other income, net. There was no change in the fair value of the investment in convertible instrument from Myx for the three months ended September 30, 2021.

5.	Inventory, net

Inventory, net consists of the following (in thousands):

	September 30, 2021	December 31, 2020
Raw materials and work in process	$28,675	$26,480
Finished goods	112,464	38,874

Total inventory	$141,139	$65,354

Adjustments to change the carrying value of excess and obsolete inventory to the lower of cost or net realizable value were $1.6 million and $4.4 million during the three and nine months ended September 30, 2021, respectively and $1.2 million and $1.1 million during the three and nine months ended September 30, 2020, respectively. These adjustments are included in the unaudited condensed consolidated statements of operations as a component of nutrition and other cost of revenue.

6.	Other Current Assets

Other current assets consist of the following (in thousands):

	September 30, 2021	December 31, 2020
Deferred coach costs	$32,287	$29,967
Deposits	12,087	3,035
Other	4,182	4,362

Total other current assets	$48,556	$37,364

7.	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	September 30, 2021	December 31, 2020
Computer software	$225,721	$194,314
Leasehold improvements	24,197	24,197
Computer equipment	23,307	21,172
Computer software and web development projects in-process	24,373	12,380
Furniture, fixtures and equipment	6,978	7,016
Buildings	5,158	—

Property and equipment, gross	309,734	259,079
Less: Accumulated depreciation	(194,396)	(178,910)

Property and equipment, net	$115,338	$80,169

The Company recorded depreciation expense related to property and equipment in the following expense categories of its unaudited condensed consolidated statements of operations as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of revenue	$4,375	$3,568	$12,259	$9,644
Selling and marketing	323	566	1,163	1,634
Enterprise technology and development	6,055	5,435	18,706	15,649
General and administrative	533	784	1,796	2,404

Total depreciation	$11,286	$10,353	$33,924	$29,331

8.	Content Assets, Net

Content assets, net consist of the following (in thousands):

	September 30, 2021	December 31, 2020
Released, less amortization	$26,237	$17,306
In production	8,549	2,131

Content assets, net	$34,786	$19,437

The Company expects $16.8 million of content assets to be amortized during the next 12 months and 100% of the balance within four years. The Company recorded amortization expense for content assets of $3.9 million and $10.0 million during the three and nine months ended September 30, 2021, respectively and $1.9 million and $5.1 million during the three and nine months ended September 30, 2020, respectively.

9.	Acquisitions

Myx

The Company acquired 100% of the equity of Myx pursuant to the Business Combination Agreement. The following summarizes the consideration transferred on the Closing Date for the Myx acquisition (in thousands):

Purchase Price
Cash consideration (1)	$37,700
Share consideration (2)	162,558
Fair value of Myx instrument held by Old Beachbody (3)	18,402
Promissory note held by Old Beachbody (4)	4,216

Total consideration	$222,876

(1)

Cash consideration includes, among other things, the payoff of certain of Myx’s existing debt obligations, payments of certain of Myx’s transaction expenses, and cash payments as consideration for certain Myx equity units.

(2)	Share consideration was calculated based on 13,546,503 shares of Class A Common Stock issued multiplied by the share closing price on the Closing Date of $12.00.
(3)	Fair value of Myx instrument held by Old Beachbody was effectively settled on the Closing Date, see Note 1.
(4)	In April and June 2021, Old Beachbody entered into promissory note agreements with Myx. Such promissory notes were effectively settled on the Closing Date.

The acquired assets and assumed liabilities of Myx were recorded at their preliminary acquisition date fair values. The purchase price allocations are subject to material change as the Company continues to gather information relevant to its determination of the fair value of the assets and liabilities acquired primarily related to, but not limited to, inventory, intangible assets, deferred revenue, and deferred income taxes. There were no adjustments to the purchase price allocations during the three months ended September 30, 2021.

Adjustments to the purchase price allocations will be made as soon as practicable but no later than one year from the acquisition date. The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of September 30, 2021 (in thousands):

Allocation
Goodwill	$157,922
Intangible assets:
Trade name/ Trademark	43,700
Developed technology	14,000
Customer relationships	20,400

78,100
Cash acquired	420
Inventory, net	11,447
Other assets	3,354
Content assets	3,400
Deferred revenue	(2,168)
Other liabilities	(14,039)
Deferred tax liabilities	(15,560)

$222,876

The excess of the purchase price over the estimated fair values of the net assets acquired, including identifiable intangible assets, is recorded as goodwill. Goodwill is primarily attributable to the assembled workforce of Myx and expected synergies from combining operations. Goodwill recognized was allocated to the Other operating segment and is generally not deductible for tax purposes.

The fair values of the trade name and trademark intangible assets were determined using an “income approach”, specifically, the relief-from royalty approach, which is a commonly accepted valuation approach. This approach is based on the assumption that in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset. Therefore, a portion of Myx’s earnings, equal to the after-tax royalty that would have been paid for the use of the asset, can be attributed to the firm’s ownership. The fair value of the developed technology intangible asset was also determined by the relief-from-royalty approach. The fair values of the customer relationship intangible assets were determined by using an “income approach,” specifically a multi-period excess earnings approach, which is a commonly accepted valuation approach. Under this approach, the net earnings attributable to the asset or liability being measured are isolated using the discounted projected net cash flows. These projected cash flows are isolated from the projected cash flows of the combined asset group over the remaining economic life of the intangible asset or liability being measured. Both the amount and the duration of the cash flows are considered from a market participant perspective. Where appropriate, the net cash flows were adjusted to reflect the potential attrition of existing customers in the future, as existing customers are a “wasting” asset and are expected to decline over time.

The revenue and operating results from Myx included in the Company’s unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2021 is not discernible as the acquisition has been integrated within the Company’s existing operations. During the three and nine months ended September 30, 2021, Company incurred $0.1 million and $1.9 million in transaction expenses associated with the Myx acquisition, which are included in general and administrative expenses in the unaudited condensed consolidated statements of operations.

The following unaudited pro forma financial information presents the combined results of operations of the Company and Myx as if the companies had been combined as of January 1, 2020. The pro forma financial information includes the accounting effects of the business combination, including amortization of intangible assets. The unaudited pro forma financial information is presented for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the periods presented, nor should it be taken as indication of the Company’s future consolidated results of operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Pro forma combined:
Revenue	$208,052	$260,603	$688,595	$651,378
Net income (loss)	(41,977)	3,129	(109,725)	(23,945)

Ladder

On September 18, 2020, the Company acquired Ladder, a sports nutrition company, to enhance the Openfit platform by providing premium, NSF-certified supplements developed and endorsed by elite athletes.

The Company recognized the assets and liabilities of Ladder based on its estimates of their acquisition date fair values. The purchase price allocations were subject to change as the Company continued to gather information relevant to its determination of the fair value of the assets and liabilities acquired primarily related to, but not limited to, deferred income taxes. There were no adjustments to the purchase price allocations during the three and nine months ended September 30, 2021. The following table summarizes the components of consideration and the fair value estimates of assets acquired and liabilities assumed (in thousands):

Purchase Price
Common units issued in connection with acquisition (1)	$27,889
Allocation
Goodwill	$11,606
Intangible assets:
Trade name	7,500
Customer-related	300
Formulae	1,950
Talent and representation contracts	10,300

20,050
Cash acquired	1,247
Other assets acquired	1,132
Liabilities acquired	(1,834)
Deferred tax liabilities	(4,312)

$27,889

(1)	The fair value of common units issued in connection with the acquisition was calculated based on 1,449,537 common units of Old Beachbody multiplied by the estimated fair value per unit of $19.24.

The excess of the purchase price over the estimated fair values of the net assets acquired, including identifiable intangible assets, is recorded as goodwill. Goodwill is primarily attributable to the assembled workforce of Ladder and expected synergies from combining operations. Goodwill recognized was allocated to the Company’s Other operating segment and is generally not deductible for tax purposes. The revenue from Ladder included in the Company’s unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2021 was $0.7 million and $1.2 million, respectively. The operating loss from Ladder included in the Company’s unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2021 was $0.5 million and $1.0 million, respectively.

The following unaudited pro forma financial information presents the combined results of operations as if Ladder had been combined with the Company as of January 1, 2020. The pro forma financial information includes the accounting effects of the business combination, including amortization of intangible assets. The unaudited pro forma financial information is presented for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the periods presented, nor should it be taken as indication of the Company’s future consolidated results of operations.

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Pro forma combined:
Revenue	$252,230	$641,474
Net (loss) income	9,599	(12,401)

10.	Goodwill and Acquired Intangible Assets

Goodwill

Changes in goodwill for the nine months ended September 30, 2021 is as follows (in thousands):

September 30, 2021
Goodwill, beginning of period	$18,981
Acquisition of Myx	157,922

Goodwill, end of period	$176,903

Intangible Assets, Net

Intangible assets as of September 30, 2021 and December 31, 2020 consisted of the following (in thousands):

	September 30, 2021			December 31, 2020			Weighted- Average Remaining Useful Life (years)
	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net
Contract-based	$300	$(225)	$75	$300	$(150)	$150	0.8
Customer-related	21,100	(2,344)	18,756	700	(337)	363	2.7
Technology-based	20,200	(7,124)	13,076	6,200	(4,650)	1,550	2.6
Talent and representation contracts	10,300	(2,575)	7,725	10,300	(644)	9,656	3.0
Formulae	1,950	(195)	1,755	1,950	(49)	1,901	9.0
Trade name	51,200	—	51,200	7,500	—	7,500	Indefinite

	$105,050	$(12,463)	$92,587	$26,950	$(5,830)	$21,120

Amortization expense for acquired intangible assets was $3.3 million and $6.6 million during the three and nine months ended September 30, 2021 and $0.9 million and $2.6 million during the three and nine months ended September 30, 2020, respectively.

The estimated future amortization expense of acquired intangible assets as of September 30, 2021 is as follows (in thousands):

Three months ended December 31, 2021	$3,330
Year ended December 31, 2022	13,233
Year ended December 31, 2023	13,070
Year ended December 31, 2024	8,932
Year ended December 31, 2025	1,896
Thereafter	926

$41,387

11.	Accrued Expenses

Accrued expenses consist of the followings (in thousands):

	September 30, 2021	December 31, 2020
Coach costs	$19,077	$19,126
Advertising	10,924	3,626
Employee compensation and benefits	10,968	28,855
Information technology	15,725	5,621
Inventory, shipping and fulfillment	16,733	10,244
Sales and income taxes	4,173	4,132
Other accrued expenses	12,244	8,351

Total accrued expenses	$89,844	$79,955

12.	Credit Facility

In December 2018, Beachbody, LLC, as borrower, and Old Beachbody and certain of Beachbody, LLC’s subsidiaries, as guarantors, entered into a credit agreement with Bank of America, N.A., as lender, administrative agent and letter of credit issuer for a $35 million revolving credit facility with a $10 million sublimit for letters of credit (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Facility”).

The Credit Facility was amended in April 2020 to extend the maturity date to December 2021, amend certain pricing provisions and financial covenants, and amend other provisions including the definition of applicable rates based on consolidated EBITDA pricing levels. The Credit Facility was further amended in September 2020, whereby Old Beachbody assumed the Company’s obligations under the Credit Facility, and in March 2021 to extend the maturity date to June 2022, amend financial covenants, and temporarily increase the Credit Facility by $20 million for a period of either 90 days, or until the consummation of the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, on June 23, 2021, the Credit Facility was amended, which, among other things, (a) permitted the consummation of the Business Combination and certain other transactions contemplated by the Business Combination Agreement, and (b) amended certain terms of the Credit Facility to, among other things, (i) enable Old Beachbody and Beachbody, LLC to consummate the Business Combination and certain other transactions contemplated by the Business Combination Agreement, (ii) require that the Company join the Credit Facility as a parent guarantor thereunder, and (iii) require that Myx join the Credit Facility as a subsidiary guarantor thereunder.

Borrowings may be either Bloomberg Short-Term Bank Yield Index (“BSBY”) rate loans or base rate loans at the Company’s election. BSBY rate loans bear interest at an annual rate equal to the BSBY rate plus 1.75% to 2.25%. Base rate loans are at the base rate, as defined in the amended Credit Facility, plus 0.75% to 1.25%. The Company also pays a 1.75% to 2.25% fee on the letters of credit outstanding and a 0.375% to 0.5% commitment fee on the unused Credit Facility. The Company incurred approximately zero and $0.3 million of interest and approximately zero and $0.1 million of fees under the Credit Facility during the three and nine months ended September 30, 2021 and approximately zero and $0.2 million of interest and approximately zero and $0.1 million of fees under the Credit Facility during the three and nine months ended September 30, 2020.

As of September 30, 2021 and December 31, 2020, there were no borrowings outstanding, and a letter of credit was issued under the Credit Facility for $3.0 million.

In November 2021, the Company terminated the Credit Facility and will maintain a compensating cash balance for the $3.0 million letter of credit.

13.	Leases

The Company leases facilities under noncancelable operating leases expiring through 2025, with payments due through 2024, and certain equipment under a finance lease expiring in 2024.

At September 30, 2021 and December 31, 2020, the Company had operating lease liabilities of $33.5 million and $41.2 million, respectively, and right-of-use assets of $27.1 million and $32.9 million, respectively. As of September 30, 2021 and December 31, 2020, the Company had finance lease liabilities $0.3 million and $0.4 million, respectively, and right-of-use assets of $0.3 million and $0.4 million, respectively.

The Company’s leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Certain of the Company’s leases include renewal options and escalation clauses; renewal options have not been included in the calculation of lease liabilities and right-of-use assets as the Company is not reasonably certain to exercise these options. Variable expenses generally represent the Company’s share of the landlord operating expenses.

The following summarizes the Company’s leases (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Finance lease costs:
Amortization of right-of-use assets	$37	$37	$110	$110
Interest on lease liabilities	3	5	11	16
Operating lease costs	2,342	2,390	7,245	7,309
Short-term lease costs	32	28	54	160
Variable lease costs	196	191	532	78
Sublease income	(22)	—	(22)	—

Total lease costs	$2,588	$2,651	$7,930	$7,673

	Nine Months Ended September 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	$11	$19
Operating cash flows from operating leases	9,226	9,192
Financing cash flows from finance leases	110	105
Right-of-use asset obtained in exchange for new finance lease liabilities	—	—
Right-of-use asset obtained in exchange for new operating lease liabilities	—	421
Weighted-average remaining lease term - finance leases	2.6	3.5
Weighted-average remaining lease term - operating leases	3.3	4.2
Weighted-average discount rate - finance leases	4.0%	4.0%
Weighted-average discount rate - operating leases	5.5%	5.5%

Maturities of our operating and finance lease liabilities, excluding short-term leases, are as follows (in thousands):

	Operating Leases	Finance Leases	Total
Three Months Ended December 31, 2021	$1,278	$40	$1,318
Year ended December 31, 2022	11,183	161	11,344
Year ended December 31, 2023	11,780	123	11,903
Year ended December 31, 2024	12,616	3	12,619

Total	36,857	327	37,184
Less present value discount	(3,349)	(13)	(3,362)

Lease liabilities at September 30, 2021	$33,508	$314	$33,822

As the Company’s lease agreements do not provide an implicit rate, the discount rates used to determine the present value of lease payments are generally based on the Company’s estimated incremental borrowing rate for a secured borrowing of a similar term as the lease.

In November 2021, the Company entered into an agreement to assign the lease of its Santa Monica office to another party in January 2022. This assignment will result in a modification of the Company’s lease term and is expected to reduce right-of-use assets by $22.6 million and lease liabilities by $28.5 million and increase operating income by $2.7 million, which is net of brokers’ commissions and accelerated depreciation of leasehold improvements and furniture, fixtures and equipment.

14.	Commitments and Contingencies

Inventory Purchase and Service Agreements

The Company has noncancelable inventory purchase and service agreements with multiple service providers which expire at varying dates through 2025. Service agreement obligations include amounts related to fitness and nutrition trainers, future events, information systems support, and other technology projects.

Future minimum payments under noncancelable service and inventory purchase agreements for the periods succeeding September 30, 2021 are as follows (in thousands):

Three Months Ended December 31, 2021	$58,646
Year ended December 31, 2022	16,466
Year ended December 31, 2023	1,932
Year ended December 31, 2024	1,250
Year ended December 31, 2025	1,250

$79,544

The preceding table excludes royalty payments to fitness trainers, talent, and others that are based on future sales as such amounts cannot be reasonably estimated.

Contingencies

The Company is subject to litigation from time to time in the ordinary course of business. Such claims typically involve its products, intellectual property, and relationships with suppliers, customers, distributors, employees, and others. Contingent liabilities are recorded when it is both probable that a loss has occurred and the amount of the loss can be reasonable estimated. Although it is not possible to predict how litigation and other claims will be resolved, the Company does not believe that any currently identified claims or litigation matters will have a material adverse effect on its consolidated financial position or results of operations.

15.	Common Stock Warrant Liability

At September 30, 2021, there were 10,000,000 Public Warrants and 5,333,333 Private Placement Warrants outstanding.

As part of Forest Road’s initial public offering, 10,000,000 Public Warrants were sold. The Public Warrants entitle the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments. The Public Warrants may only be exercised for a whole number of shares of Class A Common Stock. No fractional shares will be issued upon exercise of the warrants. The Public Warrants will become exercisable on November 30, 2021, provided that the Company has an effective registration statement.

Simultaneously with Forest Road’s initial public offering, Forest Road consummated a private placement of 5,333,333 Private Placement Warrants with Forest Road’s sponsor. Each Private Placement warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A Common Stock issuable upon exercise of the Private Placement Warrants were not transferable, assignable or salable until July 25, 2021, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The exercise price and number of shares of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances, including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In no event will the Company be required to net cash settle any warrant.

The Company concluded the Public Warrants and Private Placement Warrants meet the definition of a derivative under ASC 815 (as described in Note 1) and are recorded as liabilities. Upon consummation of the Business Combination, the fair value of the Public Warrants and Private Placement Warrants were recorded in the unaudited condensed consolidated balance sheets. The fair value of the Public Warrants and Private Placement Warrants was remeasured as of September 30, 2021, resulting in a $30.3 million and $41.0 million non-cash change in fair value in the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2021, respectively. Transaction costs and advisory fees allocated to the issuance of the Public and Private Placement Warrants of $5.3 million were also recorded as a component of change in fair value of warrant liabilities in the unaudited condensed consolidated statements of operations, resulting in a net change in fair value of warrant liabilities of $35.7 million for the nine months ended September 30, 2021.

16.	Stockholders’ Equity

As of September 30, 2021, 2,000,000,000 shares, $0.0001 par value per share are authorized, of which, 1,600,000,000 shares are designated as Class A Common Stock, 200,000,000 shares are designated as Class X Common Stock, 100,000,000 shares are designated as Class C Common Stock and 100,000,000 shares are designated as Preferred Stock.

Common Stock

Holders of each share of Class A Common Stock are entitled to dividends when, as and if declared by the Company’s board of directors, subject to the rights and preferences of any holders of outstanding series of Preferred Stock holders. As of September 30, 2021, the Company had not declared any dividends. The holder of each Class A Common Stock is entitled to one vote, the holder of each share of Class X Common Stock is entitled to ten votes and except as otherwise required by law, the holder of each share of Class C Common Stock is not entitled to any voting powers.

Old Beachbody

Prior to the Business Combination, Old Beachbody’s preferred units were convertible into common units, at the option of the holders at any time, with no additional consideration required. The preferred units were to convert to common units at a rate of 1-for-1, subject to adjustment for certain events including unit split, unit dividend or recapitalization. The preferred units were subject to automatic conversion if the Company consummates an initial public offering that meets certain criteria.

The holders could redeem the preferred units at any time after December 14, 2024, at a price equal to the greater of (i) the fair market value of the common units into which such preferred units are convertible or (ii) approximately $9.93 per unit, or $100.0 million in aggregate (the “Capital Contribution”), reduced by general distributions previously made to the holders plus any declared but unpaid distributions as of the date of the redemption notice.

The holders were entitled to distributions, in the amount, if any, of available cash flows, as determined by a majority of the Board of Managers. Distributions were to be made to common unit members and preferred unit members in proportion to their percentage of ownership interests, with priority to certain tax distributions and distributions to reimburse Beachbody Holdings and the holders for certain third-party expenses that have not been previously paid.

The redemption by the holders or the completion of an initial public offering was not solely within the control of Old Beachbody, and as such, the preferred units were classified as mezzanine members’ equity. In connection with the Business Combination, 10,068,841 preferred units were converted into 33,828,030 shares of Class A Common Stock.

As of December 31, 2020, 100,000,000 common units of Old Beachbody were authorized, and 62,263,439 common units were outstanding. In connection with the Business Combination, 62,263,439 common units of Old Beachbody were converted into 67,934,584 shares of Class A Common Stock and 141,250,310 shares of Class X Common Stock.

Old Beachbody members’ personal liability for the obligations or debts of the Company were limited. The Company’s operating agreement called for the Company to be dissolved and terminated upon the earliest occurrence of the following events: bankruptcy of the Company, decision by a majority of both the common and preferred unit holders to dissolve the Company, or the date the Company may otherwise be dissolved by operation of law or judicial decree.

Accumulated Other Comprehensive Income (Loss)

The following tables summarize changes in accumulated other comprehensive income (loss), net of tax (in thousands):

	Unrealized Gain (Loss) on Derivatives	Foreign Currency Translation Adjustment	Total
Balances at December 31, 2019	$(99)	$111	$12
Other comprehensive income (loss) before reclassifications	(12)	(275)	(287)
Amounts reclassified from accumulated other comprehensive income (loss)	31	—	31
Tax effect	(4)	—	(4)

Balances at September 30, 2020	$(84)	$(164)	$(248)

Balances at December 31, 2020	$(246)	$44	$(202)
Other comprehensive income (loss) before reclassifications	(187)	14	(173)
Amounts reclassified from accumulated other comprehensive income (loss)	481	—	481
Tax effect	(91)	—	(91)

Balances at September 30, 2021	$(43)	$58	$15

17.	Equity-Based Compensation

Equity Compensation Plans

Prior to the Business Combination, the Company maintained its 2020 Beachbody Company Group LLC Equity Compensation Plan (the “2020 Plan”), under which, grants were awarded to certain employees, consultants, and members of the Company’s board of directors through the granting of one or more of the following types of awards: (a) nonqualified unit options, (b) unit awards, and (c) unit appreciation rights. The Company granted nonqualified unit options with vesting periods ranging from three to five years.

Upon closing of the Business Combination, awards under the 2020 Plan were converted at the Exchange Ratio, and the Company’s board of directors approved the 2021 Incentive Award Plan (the “2021 Plan”). The 2021 Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), SARs, restricted stock, dividend equivalents, restricted stock units (“RSUs”) and other stock or cash-based awards.

Under the 2021 Plan, up to 30,442,594 shares of Class A Common Stock will be available for issuance under the Plan. In addition, the number of shares of Class A Common Stock available for issuance under the 2021 Plan will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031 by an amount equal to the lesser of (i) five percent (5%) of the total number of shares of Class A and Class X Common Stock outstanding on the final day of the immediately preceding calendar year and (ii) the number of shares determined by the Company’s board of directors. As of September 30, 2021, 21,730,778 shares of Class A Common Stock are available for issuance under the 2021 Plan.

All options and awards typically expire ten years from the date of grant if not exercised. In the event of a termination of employment, all unvested options are forfeited immediately. Generally, any vested options may be exercised within three months, depending upon the circumstances of termination, except for instances of termination “with cause” whereby any vested options or awards are forfeited immediately.

A summary of the activity under the plans are as follows:

	Options Outstanding
	Number of Options	Weighted- Average Exercise Price (per option)	Weighted- Average Remaining Contractual Term Term (in years)
Outstanding at December 31, 2020 (as previously reported)	10,170,288	$7.04	5.70
Conversion of awards due to recapitalization	23,998,437	(4.94)

Outstanding at December 31, 2020, effect of reverse acquisition	34,168,725	$2.10
Granted	9,321,807	9.82
Exercised	(1,292,541)	1.02
Forfeited	(490,662)	2.48

Outstanding at September 30, 2021	41,707,329	$3.86	6.11

Exercisable at September 30, 2021	23,788,979	$1.97	4.04

The intrinsic value of options exercised was $7.3 million for the nine months ended September 30, 2021.

The fair value of each award as of the date of grant is estimated using a Black-Scholes option-pricing model. The following table summarizes the assumptions used to determine the fair value of option grants:

	Nine Months Ended September 30,
	2021	2020
Risk-free rate	1.0%	0.5%
Dividend yield rate	0.0%	0.0%
Volatility	53.6%	55.0%
Expected term (in years)	6.21	6.23
Weighted-average exercise price	$9.82	$8.44

The vesting periods are based on the terms of the option grant agreements. The risk-free interest rates are based on the U.S. Treasury rates as of the grant dates for the expected terms of the options. Given the lack of public market for the Company’s common units prior to the Business Combination and minimal history as a public company subsequent to the Business Combination, the price volatilities represent calculated values based on the historical price volatilities of publicly traded companies within the Company’s industry group over the options’ expected terms. The expected terms of the options granted were estimated using the simplified method by taking an average of the vesting periods and the original contractual terms. Prior to the Business Combination, the exercise prices represent the estimated fair values of one common unit of the Company’s equity on the grant dates. Subsequent to the Business Combination, the fair value of the Common Stock is based on the closing market price on the date of grant.

A summary of the unvested option activity is as follows:

	Number of Options	Weighted- Average Grant Date Fair Value (per option)
Unvested at December 31, 2020 (as previously reported)	3,701,114	$4.34
Conversion of awards due to recapitalization	8,733,309	(3.05)

Unvested at December 31, 2020, effect of reverse acquisition	12,434,423	$1.29
Granted	9,321,807	5.03
Vested	(3,347,219)	1.25
Forfeited	(490,661)	1.19

Unvested at September 30, 2021	17,918,350	$3.24

The fair value of options granted during the nine months ended September 30, 2021 and 2020 was $46.9 million (or $5.03 weighted average per option) and $5.5 million (or $4.34 weighted average per option), respectively. The total fair value of awards which vested during the nine months ended September 30, 2021 and 2020 was $4.2 million and $3.7 million, respectively.

A summary of RSU activity is as follows:

	RSUs Outstanding
	Number of RSUs	Weighted- Average Fair Value (per RSU)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020	—	$—
Granted	280,309	7.67

Outstanding at September 30, 2021	280,309	$7.67	$1,553

Compensation Warrants

During the year ended December 31, 2020, the Company issued warrants for the purchase of 1,184,834 of Old Beachbody’s common units at an exercise price of $8.44 per unit. The warrants vest 25% at the grant date and 25% at each of the first, second, and third anniversaries of the grant date. The warrants have a 10-year contractual term. In connection with the Business Combination, the Old Beachbody warrants were exchanged for 3,980,656 warrants for the purchase of the Company’s Class A Common Stock at an exercise price of $2.52 per share.

As of September 30, 2021, 1,990,328 warrants were exercisable. Compensation cost associated with the warrants will be recognized over the requisite service period, which is 4.25 years.

Equity-Based Compensation Expense

Equity-based compensation expense for the three and nine months ended September 30, 2021 and 2020 was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of revenue	$385	$68	$567	$174
Selling and marketing	2,359	290	5,692	683
Enterprise technology and development	919	410	1,582	1,004
General and administrative	2,081	493	2,998	1,308

Total equity-based compensation	$5,744	$1,261	$10,839	$3,169

As of September 30, 2021, the total unrecognized equity-based compensation expense was $67.3 million and has a weighted-average recognition period of 3.29 years.

18.	Derivative Financial Instruments

As of September 30, 2021 and December 31, 2020, the notional amount of the Company’s outstanding foreign exchange options was $32.6 million and $34.0 million, respectively. There were no outstanding forward contracts as of September 30, 2021 and December 31, 2020.

The following table presents the fair value of the Company’s derivative instruments which are included in other current assets in the unaudited condensed consolidated balance sheets (in thousands):

	September 30, 2021	December 31, 2020
Derivatives designated as hedging instruments	$140	$134
Derivatives not designated as hedging instruments	47	30

Total derivative assets	$187	$164

There were no derivative liabilities as of September 30, 2021 and December 31, 2020.

The following table shows the pre-tax effects of the Company’s derivative instruments on its unaudited condensed consolidated statements of operations (in thousands):

		Three Months Ended September 30,		Nine Months Ended September 30,
	Financial Statement Line Item	2021	2020	2021	2020
Unrealized (losses) gains	Other comprehensive income (loss)	$(17)	$(258)	$(187)	$(12)
(Losses) gains reclassified from accumulated other comprehensive	Cost of revenue	(56)	(27)	(194)	(14)
income (loss) into net income (loss)	General and administrative	(86)	(51)	(287)	(17)

Total amounts reclassified		(142)	(78)	(481)	(31)

(Losses) gains recognized derivatives not designated as hedging instruments	Cost of revenue	(6)	(69)	(47)	(38)

The Company expects that $0.1 million of existing losses recorded in accumulated other comprehensive income (loss) will be reclassified into net income (loss) over the next 12 months. The Company assessed its derivative instruments and determined that they were effective during the three and nine months ended September 30, 2021 and 2020.

19.	Income Taxes

The Company recorded a benefit for income taxes of $1.5 million and $12.7 million for the three and nine months ended September 30, 2021, respectively. The Company recorded a provision for income taxes of $4.1 million and benefit for income taxes of $0.2 million for the three and nine months ended September 30, 2020, respectively. The effective benefit tax rate was 3.6% and 13.4% for the three and nine months ended September 30, 2021, respectively. The effective tax rate was 23.1% and the effective benefit tax rate was 3.4% for the three and nine months ended September 30, 2020, respectively.

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. Our effective tax rate differs from the U.S. statutory tax rate in the three and nine months ended September 30, 2021 primarily due to changes in valuation allowances on our deferred tax assets as it is more likely than not that some or all of our deferred tax assets will not be realized. As a result of the Myx acquisition, which was a discrete second quarter 2021 event, the Company recorded deferred tax liabilities which partially reduced our need for a valuation allowance, resulting in an income tax benefit being recorded.

The Company evaluates its tax positions on a quarterly basis and revises its estimate accordingly. There are no material changes to the Company’s uncertain tax positions, interest, or penalties during the three and nine months ended September 30, 2021.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted into law, and the new legislation contains several key tax positions, including the five-year net operating loss carryback, an adjustment business interest limitation, and payroll tax deferral. The Company is required to recognize the effect of tax law changes in the period of enactment. The Company has assessed the applicability of the CARES Act and determined there to be no material impact to the Company other than its ability to use the entire $4.6 million of net operating loss carryback from 2020 to 2019 for federal income tax purposes. On December 27, 2020 the Consolidated Appropriations Act, 2021 was signed into law. It provides additional COVID-19 focused relief and extends certain provisions of the CARES Act. At this time, the Company does not believe that the Consolidated Appropriations Act, 2021 will have a material impact on its consolidated financial statements.

20.	Earnings (Loss) per Share

Basic net income (loss) per common share is calculated by dividing net income (loss) allocable to common shareholders by the weighed-average number of common shares outstanding during the period. Diluted net income (loss) per common share adjusts net income (loss) and net income (loss) per common share for the effect of all potentially dilutive shares of the Company’s common stock. Basic and diluted earnings (loss) per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The computation of earnings (loss) per share of Class A and Class X Common Stock is as follows (in thousands, except share and per share information):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator:
Net income (loss) available to common shareholders-basic and diluted	$(39,922)	$13,771	$(82,420)	$(4,560)
Denominator:
Weighted-average common shares outstanding- basic	304,599,205	238,831,118	265,117,012	238,374,028
Dilutive options	—	13,253,925	—	—

Weighted-average common shares outstanding- diluted	304,599,205	252,085,043	265,117,012	238,374,028

Net income (loss) per common shareholder, basic	$(0.13)	$0.06	$(0.31)	$(0.02)
Net income (loss) per common shareholder, diluted	$(0.13)	$0.05	$(0.31)	$(0.02)

Basic net income (loss) per common share is the same as dilutive net income (loss) per common share for the three and nine months ended September 30, 2021 and for the nine months ended September 30, 2020 as the inclusion of all potential common shares would have been antidilutive.

The following table presents the common shares that are excluded from the computation of diluted net loss per common share as of the periods presented because including them would have been antidilutive:

	As of September 30,
	2021	2020
Options	41,707,329	33,819,320
RSUs	280,309	—
Compensation Warrants	3,980,656	3,980,656
Public and Private Placement Warrants	15,333,333	—
Forest Road Earn-out Shares	3,750,000	—

	65,051,627	37,799,976

21.	Related Party Transactions

In 2018, the Company entered into a lease agreement with a company owned by the controlling shareholder. In July 2021, the Company purchased the building from the related party for its appraised value of $5.1 million. Total lease payments to the related party were approximately zero and $0.1 million for the three and nine months ended September 30, 2021, respectively and $0.1 million and $0.2 million for the three and nine months ended September 30, 2020, respectively. There were no material amounts due to the related party as of September 30, 2021 and December 31, 2020.

The Company has a royalty agreement with a company related to the controlling shareholder. The related party assisted the Company with the development of several products and receives royalties based on the sales of these products. Total payments to the related party were approximately zero and $0.9 million during the three and nine months ended September 30, 2021, respectively and were approximately $0.1 million and $0.2 million during the three and nine months ended September 30, 2020, respectively. As of September 30, 2021 and December 31, 2020, $0.1 million and $0.7 million, respectively, was due to the related party pursuant to the royalty agreement.

A minority shareholder and board member of Company is also a shareholder in a law firm that provides legal services to the Company. Total payments to the related party were $0.4 million and $2.0 million during the three and nine months ended September 30, 2021, respectively and were $0.7 million and $1.2 million during the three and nine months ended September 30, 2020, respectively. The Company’s accounts payable related to the firm was approximately zero and $0.5 million as of September 30, 2021 and December 31, 2020, respectively.

22.	Segment Information

The Company applies ASC 280, Segment Reporting, in determining reportable segments for financial statement disclosure. Segment information is presented based on the financial information the Company uses to manage the business which is organized around our digital platforms. The Company has two operating segments, Beachbody and Other, and one reportable segment, Beachbody. The Beachbody segment primarily derives revenue from Beachbody on Demand digital subscriptions, nutritional products, and other fitness related products. Other derives revenue primarily from Openfit digital subscriptions and nutritional products and from connected fitness equipment (bikes and accessories) and monthly subscription revenue for workout content. The Company uses contribution as a measure of profit or loss, defined as revenue less directly attributable cost of revenue and certain selling and marketing expenses including media, Coach and social influencer compensation, royalties, and third-party sales commissions. Contribution does not include allocated costs as described below as the CODM does not include these costs in assessing performance. There are no inter-segment transactions. The Company manages its assets on a consolidated basis, and, as such, does not report asset information by segment.

Summary information by reportable segment is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Beachbody:
Revenue	$194,290	$248,268	$634,647	$633,001
Contribution	31,037	82,329	127,057	186,646
Other:
Revenue	13,762	3,211	22,732	6,298
Contribution	(10,589)	(2,615)	(22,136)	(15,257)
Consolidated:
Revenue	$208,052	$251,479	$657,379	$639,299
Contribution	20,448	79,714	104,921	171,389

Reconciliation of consolidated contribution to income (loss) before income taxes (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Consolidated contribution	$20,448	$79,714	$104,921	$171,389
Amounts not directly related to segments:
Cost of revenue (1)	9,600	7,361	25,560	20,809
Selling and marketing (2)	29,645	15,779	70,608	43,314
Enterprise technology and development	29,680	23,852	83,718	67,558
General and administrative	23,346	16,523	58,523	46,229
Restructuring gain	—	(1,677)	—	(1,677)
Change in fair value of warrant liabilities	(30,274)	—	(35,664)	—
Interest expense	62	89	490	432
Other income, net	(202)	(113)	(3,155)	(555)

Income (loss) before income taxes	$(41,409)	$17,900	$(95,159)	$(4,721)

(1)

Cost of revenue not directly related to segments includes certain allocated costs related to management, facilities, and personnel-related expenses associated with quality assurance and supply chain logistics. Depreciation of certain software and production equipment and amortization of formulae and technology-based intangible assets are also included in this line.

(2)

Selling and marketing not directly related to segments includes indirect selling and marketing expenses and certain allocated personnel-related expenses for employees and consultants. Depreciation of certain software and amortization of contract-based intangible assets are also included in this line.

23.	Subsequent Events

The Company has evaluated subsequent events through the date the unaudited condensed consolidated financial statements were issued.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q (this “Report”) and the section entitled “Risk Factors.” Unless otherwise indicated, the terms “Beachbody,” “we,” “us,” or “our” refer to The Beachbody Company, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act), including statements about and the financial condition, results of operations, earnings outlook and prospects of the Company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on our current expectations as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in selling and marketing, general and administrative expenses (including any components of the foregoing), Adjusted EBITDA (as defined below) and our ability to achieve and maintain future profitability;

•	our anticipated growth rate and market opportunity;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting, or changes required in, officers, key employees or directors;

•	our warrants are accounted for as liabilities and changes in the value of such warrants could have a material effect on our financial results;

•	our ability to effectively compete in the fitness and nutrition industries;

•	our ability to successfully acquire and integrate new operations;

•	our reliance on a few key products;

•	market conditions and global and economic factors beyond our control;

•	intense competition and competitive pressures from other companies worldwide in the industries in which we will operate;

•	litigation and the ability to adequately protect our intellectual property rights;

•

costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize any financial projections or estimated pro forma results and the related underlying assumptions; and

•	other risk and uncertainties set forth in this Report under the heading “Risk Factors.”

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Overview of Our Business

We are the creator of some of the world’s most popular fitness programs, including P90X®, Insanity® and 21 Day Fix®, which transformed the in-home fitness market and disrupted the global fitness industry by making it accessible for people to get results—anytime, anywhere. We have also developed comprehensive nutrition-first programs, Portion Fix® and 2B Mindset®, which teach healthy eating habits and promote healthy, sustainable weight loss. All fitness and nutrition programs are available through our Beachbody On Demand ® streaming service. In addition, we offer nutritionals such as Shakeology® nutrition shakes and BEACHBAR® snack bars.

In the health, wellness and fitness industry, we focus primarily on digital content, connected fitness and consumer health & wellness. Our goal is to continue to provide leading holistic health and wellness content and subscription-based solutions. Leveraging our history of fitness content creation and our network of micro-influencers, whom we call Coaches, we have been successful in identifying market trends and expanding our market share. With our 2021 expansion into connected fitness, through the integration of Myx’s professional grade stationery cycle and 360-degree touch screen tablet connected fitness software, weights, and accessories, we plan to leverage our distribution, marketing and content creation capabilities to reach a wider health, wellness and fitness audience.

Historically, our revenue has primarily been generated through a network of micro-influencers, social media marketing channels and direct response advertising. Components of revenue include recurring digital subscription revenue and revenue from the sale of nutritional and other products. In addition to selling individual products on a one-time basis, we also bundle fitness and nutrition products together at discounted prices.

On June 25, 2021 we consummated the Business Combination by and among Forest Road, Old Beachbody and Myx. The Business Combination resulted in cash proceeds, net of issuance costs and cash paid for the acquisition of Myx, net of cash acquired of approximately $351.8. In addition it drove increases of $78.1 million in intangible assets and $157.9 million in goodwill as of September 30, 2021, compared to our balance sheet as of December 31, 2020. The following financial information for the three months and nine months ended September 30, 2021 includes the financial information and activities for Myx for the period from June 26, 2021 to September 30, 2021.

For the three months ended September 30, 2021, as compared to the three months ended September 30, 2020:

•	Total revenue was $208.1 million, a 17% decrease;

•	Digital revenue was $94.1 million, a 5% decrease;

•	Connected fitness revenue was $5.9 million;

•	Nutrition and other revenue was $108.1 million, a 29% decrease;

•	Net loss was $39.9 million, compared to net income of $13.8 million; and

•	Adjusted EBITDA was ($43.4) million, compared to $31.4 million.

For the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020:

•	Total revenue was $657.4 million, a 3% increase;

•	Digital revenue was $283.5 million, an 18% increase;

•	Connected fitness revenue was $5.9 million;

•	Nutrition and other revenue was $367.9 million, an 8% decrease;

•	Net loss was $82.4 million, compared to a net loss of $4.6 million; and

•	Adjusted EBITDA was ($59.5) million, compared to $34.9 million.

For a definition of digital subscriptions see the section titled “—Key Operational and Business Metrics.”

See the section titled “—Non-GAAP Information” for information regarding our use of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Impact of COVID-19

The novel coronavirus continues to have a significant impact on most businesses, including Beachbody. During the year ended December 31, 2020, we saw strong demand for our digital subscriptions as the government ordered closures and restrictions on gyms and as consumers were reluctant to return to gyms as the COVID-19 pandemic continued. We also experienced modestly slower product fulfillment to customers and supply chain delays. During the second and third quarters of 2021, the pandemic has resulted in higher shipping, freight, and fulfillment costs and the cancellation of certain Coach events.

The ultimate impact of COVID-19 on our financial and operating results is unknown and will depend on the length of time that these restrictions continue and whether the demand for many of our digital subscriptions continue. COVID-19 has had a significant impact and may continue to have a significant impact, the full extent of which is unknown, but which could be material. Although COVID-19 increased consumer demand for our digital solutions, we believe the structural shift towards wellness and fitness solutions like our platform existed before the impact of COVID-19, and we anticipate that this structural change to the fitness industry will continue after COVID-19.

Beachbody has business continuity programs in place to ensure that employees are safe and that the businesses continue to function while employees are working remotely. We have been closely monitoring the impact of working from home and the potential strain on internet connectivity but have not seen any adverse impact on the ability of the businesses to function and we have not seen any network connectivity issues that would have an adverse impact on our customers’ ability to access our product offerings.

Non-GAAP Information

This Report includes Adjusted EBITDA, which is a non-GAAP performance measure that we use to supplement our results presented in accordance with GAAP. We believe Adjusted EBITDA is useful in evaluating our operating performance, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted EBITDA as net income (loss) adjusted for depreciation and amortization, amortization of capitalized cloud computing implementation costs, amortization of content assets, interest expense, income taxes, equity-based compensation, and other items that are not normal, recurring, operating expenses necessary to operate the Company’s business as described in the reconciliation below.

We include this non-GAAP financial measure because it is used by management to evaluate Beachbody’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with GAAP because they are non-cash (for example, in the case of depreciation and amortization, equity-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense).

The table below presents our Adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure, for the periods indicated:

(in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income (loss)	$(39,922)	$13,771	$(82,420)	$(4,560)
Adjusted for:
Depreciation and amortization	14,616	11,203	40,557	31,881
Amortization of capitalized cloud computing implementation costs	168	—	504	—
Amortization of content assets	3,889	1,907	10,008	5,103
Interest expense	62	89	490	432
Income tax (benefit) provision	(1,487)	4,129	(12,739)	(161)
Equity-based compensation	5,744	1,261	10,839	3,169
Transaction costs	677	612	2,819	612
Restructuring gain	—	(1,677)	—	(1,677)
Change in fair value of warrant liabilities	(30,274)	—	(35,664)	—
Other adjustment items (1)	3,044	—	9,082	—
Non-operating items (2)	71	77	(3,017)	131

Adjusted EBITDA	$(43,412)	$31,372	$(59,541)	$34,930

(1)	Other adjustment items includes incremental costs associated with COVID-19.
(2)	Non-operating primarily includes interest income and gain on investment on the Myx convertible instrument.

Key Operational and Business Metrics

In addition to the measures presented in our unaudited condensed consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	As of September 30,
	2021	2020
Digital Subscriptions (millions)	2.64	2.61
Nutritional Subscriptions (millions)	0.34	0.44

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Average Digital Retention	95.6%	95.1%	95.5%	95.4%
Total Streams (millions)	35.9	48.5	136.4	137.2
DAU/MAU	29.6%	32.1%	32.1%	31.9%
Revenue (millions)	$208.1	$251.5	$657.4	$639.3
Gross profit (millions)	$135.0	$180.6	$447.4	$460.1
Gross margin	65%	72%	68%	72%
Net income (loss) (millions)	$(39.9)	$13.8	$(82.4)	$(4.6)
Adjusted EBITDA (millions) (1)	$(43.4)	$31.4	$(59.5)	$34.9

(1)	Please see the section titled “—Non-GAAP Information” for a reconciliation of net loss to Adjusted EBITDA and an explanation for why we consider Adjusted EBITDA to be a helpful metric for investors.

Digital Subscriptions

Our ability to expand the number of digital subscriptions is an indicator of our market penetration and growth. Digital subscriptions include Beachbody On Demand, Nutrition+, and Openfit subscriptions. Digital subscriptions include paid and free-to-pay subscriptions. Free-to-pay subscriptions, on average, represent less than 2% of total digital subscriptions. Digital subscriptions are inclusive of all billing plans, currently for annual, semi-annual, quarterly and monthly billing intervals.

Nutritional Subscriptions

We package and synthesize the content experience of digital subscriptions with nutritional subscriptions that work together. Nutritional Subscriptions are monthly subscriptions to nutritional products such as, Shakeology, Beachbody Performance, BEACHBAR, Bevvy and Ladder Supplements.

Average Digital Retention

We use month over month digital subscription retention to measure the retention of our digital subscriptions. We define digital subscription retention as the average rate at which a subscription renews for a new billing cycle.

Total Streams

We measure streams and total streams to quantify the number of fitness or nutrition programs viewed per subscription which is a leading indicator of customer engagement and retention. While the measure of a digital stream may vary across companies, to qualify as a stream on either our Beachbody on Demand or Openfit platforms, a program must be viewed for a minimum of 25% of the total running time.

Daily Active Users to Monthly Active Users (DAU/MAU)

We use the ratio of daily active users to monthly active users to measure how frequently digital subscribers are utilizing our service in a given month. We define a daily active user as a unique user streaming content on our platform in a given day. We define a monthly active user as a unique user streaming content on our platform in that same month.

Components of our Operating Results and Results of Operations

We operate and manage our business in two operating segments, Beachbody and Other. For financial reporting purposes, we have one reportable segment, Beachbody. We identified the reportable segment based on the information used by management to monitor performance and make operating decisions. See Notes 1 and 22 of the notes to our unaudited condensed consolidated financial statements included elsewhere in this Report for additional information regarding our reportable segment. The following discussion of our results and operations is on a consolidated basis as the Other non-reportable operating segment is not material to the understanding of our business taken as a whole.

(in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
Digital	$94,072	$99,082	$283,547	$239,964
Connected fitness	5,927	—	5,937	—
Nutrition and other	108,053	152,397	367,895	399,335

Total revenue	208,052	251,479	657,379	639,299

Cost of revenue:
Digital	12,124	9,843	34,858	27,507
Connected fitness	10,261	—	10,417	—
Nutrition and other	50,682	61,082	164,679	151,654

Total cost of revenue	73,067	70,925	209,954	179,161

Gross profit	134,985	180,554	447,425	460,138
Operating expenses:
Selling and marketing	153,782	123,980	438,672	352,872
Enterprise technology and development	29,680	23,852	83,718	67,558
General and administrative	23,346	16,523	58,523	46,229
Restructuring gain	—	(1,677)	—	(1,677)

Total operating expenses	206,808	162,678	580,913	464,982

Operating income (loss)	(71,823)	17,876	(133,488)	(4,844)
Change in fair value of warrant liabilities	30,274	—	35,664	—
Interest expense	(62)	(89)	(490)	(432)
Other income, net	202	113	3,155	555

Income (loss) before income taxes	(41,409)	17,900	(95,159)	(4,721)
Income tax benefit (provision)	1,487	(4,129)	12,739	161

Net income (loss)	$(39,922)	$13,771	$(82,420)	$(4,560)

Revenue

Revenue includes digital subscriptions, nutritional supplement subscriptions, one-time nutritional sales, connected fitness products and other fitness-related products. Subscription revenue is recognized ratably over the subscription period (up to 12 months). We often sell bundled products that combine digital subscriptions, nutritional products, and/or other fitness and nutritional programs. We consider these sales to be revenue arrangements with multiple performance obligations and allocate the transaction price to each performance obligation based on its relative stand-alone selling price. We defer revenue when we receive payments in advance of delivery of products or the performance of services.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Revenue
Digital	$94,072	$99,082	$(5,010)	(5%)
Connected fitness	5,927	—	5,927	—
Nutrition and other	108,053	152,397	(44,344)	(29%)

Total revenue	$208,052	$251,479	$(43,427)	(17%)

The decrease in digital revenue for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily due to lower growth in our digital subscriptions as the demand for at-home fitness slowed.

The increase in connected fitness revenue for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was due to the acquisition of Myx in June 2021.

The decrease in nutrition and other revenue for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily due to a $33.6 million decrease in revenue from nutritionals primarily driven by the decrease in nutritional subscriptions and lower customer acquisition and a $4.3 million decrease in shipping revenue due to a sales composition shift from nutritional to digital.

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Revenue
Digital	$283,547	$239,964	$43,583	18%
Connected fitness	5,937	—	5,937	—
Nutrition and other	367,895	399,335	(31,440)	(8%)

Total revenue	$657,379	$639,299	$18,080	3%

The increase in digital revenue for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily attributable to year-over-year growth in digital subscriptions during the first half of 2021.

The increase in connected fitness revenue for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was due to the acquisition of Myx in June 2021.

The decrease in nutrition and other revenue for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily due to the decrease in revenue from nutritionals as a result of lower demand experienced during the third quarter of 2021.

Cost of Revenue

Digital Cost of Revenue

Digital cost of revenue includes costs associated with digital content creation including amortization and revisions of content assets, depreciation of streaming platforms and e-commerce websites, digital streaming costs, and amortization of acquired digital platform intangible assets. It also includes customer service costs, credit card processing fees, depreciation of production equipment, live trainer costs, facilities, and related personnel expenses.

Connected Fitness Cost of Revenue

Connected Fitness cost of revenue consists of product costs, including hardware costs, duties and other applicable importing costs, shipping and handling costs, warehousing and logistics costs, costs associated with service calls and repairs of the product under warranty, payment processing and financing fees, customer service expenses, and personnel-related expenses associated with supply chain and logistics.

Nutrition and Other Cost of Revenue

Nutrition and other cost of revenue includes product costs, shipping and handling, fulfillment and warehousing, customer service, and credit card processing fees. It also includes depreciation of nutrition-related e-commerce websites and social commerce platforms, amortization of acquired formulae intangible assets, facilities, and related personnel expenses.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Cost of revenue
Digital	$12,124	$9,843	$2,281	23%
Connected fitness	10,261	—	10,261	—
Nutrition and other	50,682	61,082	(10,400)	(17%)

Total cost of revenue	$73,067	$70,925	$2,142	3%

Gross profit
Digital	$81,948	$89,239	$(7,291)	(8%)
Connected fitness	(4,334)	—	(4,334)	—
Nutrition and other	57,371	91,315	(33,944)	(37%)

Total gross profit	$134,985	$180,554	$(45,569)	(25%)

Gross margin
Digital	87%	90%
Connected fitness	(73%)	—
Nutrition and other	53%	60%

The increase in digital cost of revenue for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily driven by a $2.0 million increase in content assets amortization due to a content asset library (new and existing content) with higher costs being amortized during the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The digital gross margin was lower for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 primarily due to higher content assets amortization and higher customer service expenses as more contacts were related to digital products, partially offset by lower credit card processing as we achieved rate-reducing initiatives.

The increase in connected fitness cost of revenue for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily driven by the acquisition of Myx in June 2021.

The decrease in nutrition and other cost of revenue for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily due to a $8.7 million decrease in product costs, $2.1 million decrease in shipping costs, and $0.6 million decrease in customer service expense as the result of lower nutrition and other revenue. These decreases were partially offset by a $1.1 million increase in freight and fulfillment expense. Despite the decrease in product costs, shipping and customer service costs, nutrition and other gross margin decreased as a result of a higher reserve for excess and obsolete inventory, higher freight and shipping rates due to COVID-19, and the deleveraging of fixed costs such as depreciation and personnel-related expenses on lower revenue.

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Cost of revenue
Digital	$34,858	$27,507	$7,351	27%
Connected fitness	10,417	—	10,417	—
Nutrition and other	164,679	151,654	13,025	9%

Total cost of revenue	$209,954	$179,161	$30,793	17%

Gross profit
Digital	$248,689	$212,457	$36,232	17%
Connected fitness	(4,480)	—	(4,480)	—
Nutrition and other	203,216	247,681	(44,465)	(18%)

Total gross profit	$447,425	$460,138	$(12,713)	(3%)

Gross margin
Digital	88%	89%
Connected fitness	(75%)	—
Nutrition and other	55%	62%

The increase in digital cost of revenue for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily driven by a $4.9 million increase in content assets amortization due to a content asset library (new and existing content) with higher costs being amortized during the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. Additional customer service expense of $1.0 million, depreciation of $0.9 million, credit card processing expense of $0.5 million, and Openfit live training costs of $0.2 million were attributable to the increase in revenue. The slight decrease in digital gross margin from the nine months ended September 30, 2020 to the nine months ended September 30, 2021 was primarily due to higher program amortization, partially offset by lower streaming costs and lower credit card processing due to rate-reducing initiatives.

The increase in connected fitness cost of revenue for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily driven by the acquisition of Myx in June 2021.

The increase in nutrition and other cost of revenue for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was due to a $5.7 million increase in product costs, $3.2 million increase in shipping costs, $1.7 million increase in depreciation, $1.5 million increase in fulfillment, and $1.1 million in personnel-related expenses. Nutrition and other gross margin decreased during the nine months ended September 30, 2021 as a result of higher freight and shipping rates, a higher reserve for excess and obsolete inventory, and increases in personnel-related costs and depreciation expense for which there is no commensurate revenue.

Operating Expenses

Selling and Marketing

Selling and marketing expenses primarily include the cost of micro-influencer compensation, advertising, royalties, content revisions, promotions and events, and third-party sales commissions as well as the related personnel expenses for employees and consultants.

We intend to continue to invest in our selling and marketing capabilities and expect this expense to increase in future periods as we release new products and expand internationally. Selling and marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue and the timing of our media investments.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Selling and marketing	$153,782	$123,980	$29,802	24%
As a percentage of total revenue	73.9%	49.3%

The increase in selling and marketing expense for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily due an increase in television media and online advertising expenses in line with our strategic focus to invest in building brand awareness and driving customer acquisition.

Selling and marketing expense increased, as a percentage of total revenue, due to increased media investments which were less effective at acquiring new customers as compared to the three months ended September 30, 2020.

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Selling and marketing	$438,672	$352,872	$85,800	24%
As a percentage of total revenue	66.7%	55.2%

The increase in selling and marketing expense for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily due to a $54.8 million increase in media costs to build awareness and customer acquisition. Additional increases were $16.9 million in expenses for personnel and systems that support customer acquisition activities, $4.4 million in Coach events expenses, $3.1 million in intangible assets amortization, $2.6 million in production of marketing materials, and $0.9 million in royalties.

Selling and marketing expense increased, as a percentage of total revenue, primarily due to increased media investments on lower revenue.

Enterprise Technology and Development

Enterprise technology and development expenses relate primarily to enterprise systems applications, hardware and software that serve as the technology infrastructure for the Company and are not directly related to services provided or tangible goods sold. This includes maintenance and enhancements of the Company’s enterprise resource planning (ERP) system, which is the core of our accounting, procurement, supply chain and other business support systems. Enterprise technology and development also includes reporting and business analytics tools, security systems such as identity management and payment card industry compliance, office productivity software, research and development tracking tools, and other non—customer facing applications. Enterprise technology and development expenses include personnel-related expenses for employees and consultants who create improvements to and maintain technology systems and are involved in the research and development of new and existing nutritional products, depreciation of enterprise technology-related assets, software licenses, hosting expenses, and technology equipment leases.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Enterprise technology and development	$29,680	$23,852	$5,828	24%
As a percentage of total revenue	14.3%	9.5%

The increase in enterprise technology and development expense for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily due to an increase in personnel and enterprise systems-related expenses.

Enterprise technology and development expense as a percentage of total revenue increased by 480 basis points due to the deleveraging of fixed costs, such as personnel-related expense and depreciation, on lower revenue.

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Enterprise technology and development	$83,718	$67,558	$16,160	24%
As a percentage of total revenue	12.7%	10.6%

The increase in enterprise technology and development expense for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily due to a $13.0 million increase in personnel-related expenses and a $3.1 million increase in depreciation expense. Enterprise technology and development expense as a percentage of total revenue increased by 210 basis points due to the deleveraging of fixed costs, such as personnel-related expense and depreciation, on lower revenue.

General and Administrative

General and administrative expense includes personnel-related expenses and facilities-related costs primarily for our executive, finance, accounting, legal and human resources functions. General and administrative expense also includes fees for professional services principally comprised of legal, audit, tax, and insurance.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
General and administrative	$23,346	$16,523	$6,823	41%
As a percentage of total revenue	11.2%	6.6%

The increase in general and administrative expense for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily due to increases in personnel-related expenses and other general corporate expenses, including additional expenses as a result of operating as a public company. General and administrative expense as a percentage of total revenue increased by 460 basis points due to the deleveraging of costs on lower revenue.

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
General and administrative	$58,523	$46,229	$12,294	27%
As a percentage of total revenue	8.9%	7.2%

The increase in general and administrative expense for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily due to increases in transaction costs related to the Business Combination, personnel-related expenses, and other general corporate expenses. General and administrative expense as a percentage of total revenue increased by 170 basis points primarily due to the deleveraging of transaction costs on lower revenue.

Restructuring

Restructuring charges relates to our 2017 and 2018 restructuring plans, which were initiated to realign business priorities and optimize operations to maximize digital subscription scale and growth. The charges incurred primarily relate to lease termination adjustments and employee-related costs, with the restructuring benefit related to lower final lease termination expenses compared to initial estimates.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Restructuring gain	$—	$(1,677)	$1,677	(100%)

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Restructuring gain	$—	$(1,677)	$1,677	(100%)

Restructuring gain for the three and nine months ended September 30, 2020 reflect adjustments to the estimated liability associated with the 2017 restructuring lease terminations.

Other Income (Expenses)

The change in fair value of warrant liabilities consists of the fair value changes of the Public Warrants and Private Warrants and the transaction costs and advisory fees for the Business Combination allocated to the warrants. Interest expense primarily consists of interest expense associated with our borrowings and amortization of debt issuance costs for our Credit Facility. Other income, net, consists of interest income earned on investments and gains (losses) on foreign currency.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Change in fair value of warrant liabilities	$30,274	$—	$30,274	—
Interest expense	(62)	(89)	27	30%
Other income, net	202	113	89	79%

The change in fair value of warrant liabilities of $30.3 million during the three months ended September 30, 2021 primarily resulted from the decrease in our stock price during the third quarter of 2021. The decrease in interest expense for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, was primarily due to lower lease-related interest expense. The increase in other income, net was primarily due to foreign exchange rate fluctuations.

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Change in fair value of warrant liabilities	$35,664	$—	$35,664	—
Interest expense	(490)	(432)	(58)	-13%
Other income, net	3,155	555	2,600	468%

The change in fair value of warrant liabilities of $35.7 million during the nine months ended September 30, 2021 primarily resulted from the decrease in our stock price following consummation of the Business Combination on June 25, 2021, partially offset by the transaction costs and advisory fees for the Business Combination allocated to the warrants. The increase in interest expense for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily due to higher outstanding borrowings and for a longer period in 2021 compared to 2020. The increase in other income, net was primarily due to the gain on the investment in the convertible instrument from Myx prior to June 25, 2021; there was no similar investment during the nine months ended September 30, 2020.

Income Tax Benefit (Provision)

Income tax benefit (provision) consists of income taxes related to US federal and state jurisdictions as well as those foreign jurisdictions where we have business operations.

	Three Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Income tax benefit (provision)	$1,487	$(4,129)	$5,616	136%

The income tax benefit during the three months ended September 30, 2021, as compared to the income tax provision during the three months ended September 30, 2020 was primarily due to a loss position in the third quarter of 2021 compared to a taxable income position in the third quarter of 2020. The effective benefit tax rate for the three months ended September 30, 2021 was 3.6% and differed from the federal statutory rate primarily because of valuation allowances and an increase in net benefits from discrete events. The effective tax rate for the three months ended September 30, 2020 was 23.1% and differed from the federal statutory rate primarily because of additional expense from discrete events.

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change

	(dollars in thousands)
Income tax benefit (provision)	$12,739	$161	$12,578	7812%

The increase in income tax benefit for the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, was primarily due to the increase in net benefits from discrete events, primarily related to the acquisition of Myx. The effective benefit tax rate was 13.4% for the nine months ended September 30, 2021 and 3.4% for the nine months ended September 20, 2020. The increase in the effective benefit tax rate was primarily related to the increase in net benefits from discrete events, partially offset by an increase in valuation allowances.

Liquidity and Capital Resources

Historically, our operations were financed primarily through cash flow from operating activities and borrowings under our Credit Facility. In connection with the Business Combination, we received cash proceeds, net of issuance costs and cash paid for the acquisition of Myx, net of cash acquired of approximately $351.8 million. As of September 30, 2021, we had cash and cash equivalents of $199.8 million and $32.0 million of borrowing capacity available under our Credit Facility (defined below).

We believe our existing cash and cash equivalent balances and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of growth initiatives, the expansion of selling and marketing activities, the timing of new nutrition product introductions, market acceptance of our nutrition products, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Amended and Restated Credit Agreement

On December 14, 2018, Beachbody, LLC, as borrower, and Old Beachbody and certain of Beachbody, LLC’s subsidiaries, as guarantors, entered into a credit agreement with Bank of America, N.A., as lender, administrative agent and letter of credit issuer for a $35 million revolving credit facility with a $10 million sublimit for letters of credit (the “Credit Facility”). During the nine months ended September 30, 2021, the Credit Facility was amended to revise certain financial covenants, to extend the maturity date to June 2022, and temporarily increase the Credit Facility by $20 million for a period of either 90 days, or until the consummation of the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, on June 23, 2021, the Credit Facility was amended, which, among other things, (a) permits the consummation of the Business Combination and certain other transactions contemplated by the Business Combination Agreement, and (b) amends certain terms of the Credit Facility to, among other things, (i) enable Old Beachbody and Beachbody, LLC to consummate the Business Combination and certain other transactions contemplated by the Business Combination Agreement, (ii) require that the Company join the Credit Facility as a parent guarantor thereunder, and (iii) require that Myx join the Credit Facility as a subsidiary guarantor thereunder.

As of September 30, 2021 and December 31, 2020, we had no borrowings outstanding under the Credit Facility and a letter of credit was issued for $3.0 million. Borrowings may be either Bloomberg Short-Term Bank Yield Index (“BSBY”) rate loans or base rate loans at our election. BSBY rate loans bear interest at an annual rate equal to the BSBY Rate plus 1.75% to 2.25%, with a minimum BSBY of 0.75%. Base rate loans are at the base rate, as defined in the Credit Facility, plus 0.75% to 1.25%. We also pay a 1.75% to 2.25% fee on the letters of credit outstanding and a 0.375% to 0.5% commitment fee on the unused Credit Facility.

In November 2021, the Company terminated the Credit Facility and will maintain a compensating cash balance for the $3.0 million letter of credit.

Cash Flows

The following table summarizes our cash flows for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
	2021	2020

	(dollars in thousands)
Net cash provided by (used in) operating activities	$(139,259)	$72,340
Net cash used in investing activities	(108,345)	(26,860)
Net cash provided by financing activities	390,448	—

Operating Activities. Net cash used in operating activities of $139.3 million for the nine months ended September 30, 2021 was primarily due to the net loss of $82.4 million and the net change in operating assets and liabilities of $71.2 million, partially offset by non-cash adjustments of $14.4 million. Non-cash adjustments primarily consisted of depreciation and amortization of $40.6 million, change in fair value of warrant liabilities of ($35.7) million, deferred income taxes of ($13.0) million, equity-based compensation of $10.8 million, and amortization of content assets of $10.0 million. The change in net operating assets and liabilities was primarily due to a $68.8 million increase in inventory, $22.0 million increase in content assets, and a $5.6 million increase in other assets; partially offset by a $27.1 million increase in deferred revenue as a result of the increase in digital subscriptions and connected fitness hardware sold but not yet delivered.

Net cash provided by operating activities of $72.3 million for the nine months ended September 30, 2020 was primarily due to the net change in operating assets and liabilities of $35.2 million and non-cash adjustments of $41.7 million, partially offset by the net loss of $4.6 million. The increase in net operating assets and liabilities was primarily due to a $41.8 million increase in deferred revenue as a result of an increase in digital subscriptions, $29.0 million increase in accounts payable and accrued expenses related to increased expenditures to support general business growth; partially offset by a $17.5 million increase in inventory as a result of building up nutritional products and accessories, a $9.9 million increase in content assets and an increase other assets driven by general growth. Non-cash adjustments primarily consisted of depreciation and amortization of $31.9 million, amortization of content assets of $5.1 million, and equity-based compensation expense of $3.2 million.

Investing Activities. Net used in investing activities for the nine months ended September 30, 2021 of $108.3 million was related to $37.3 cash consideration for the acquisition of Myx, net of cash acquired, capital expenditures of $61.1 million, the investment in a convertible instrument of $5.0 million, and an equity investment of $5.0 million.

Net cash used in investing activities for the nine months ended September 30, 2020 of $26.9 million was related to capital expenditures, partially offset by cash acquired through the acquisition of Ladder.

Financing Activities. Net cash provided by financing activities of $390.4 million for the nine months ended September 30, 2021 was primarily related to the $389.1 million in net proceeds received from the Business Combination and $1.3 million of proceeds from stock option exercises, net of tax withholdings.

Net cash provided by financing activities was $0 for the nine months ended September 30, 2020. Gross borrowings and repayments under the Credit Facility were $32.0 million.

Contractual Obligations and Other Commitments

The following table summarizes our contractual cash obligations as of September 30, 2021:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in thousands)
Operating lease obligations	$36,857	$1,278	$22,963	$12,616	$—
Finance lease obligations	327	40	284	3	—
Noncancelable service and inventory purchase obligations	79,544	58,646	18,398	2,500	—

Total	$116,728	$59,964	$41,645	$15,119	$—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

In November 2021, the Company entered into an agreement to assign the lease of its corporate headquarters to another party in January 2022. This assignment will result in a modification of the Company’s lease term and is expected to reduce right-of-use assets by $22.6 million and lease liabilities by $28.5 million and increase operating income by $2.7 million, which is net of brokers’ commissions and accelerated depreciation of leasehold improvements and furniture, fixtures and equipment.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2021.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the unaudited condensed consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders, revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our condensed consolidated financial statements include those noted below.

Revenue Recognition

We record revenue when we fulfill our performance obligation to transfer control of the goods or services to our customers. Control of shipped items is generally transferred when the product is delivered to the customer. The amount of revenue recognized is the consideration that we expect we will be entitled to receive in exchange for transferring goods or services to its customers. Control of services, which are primarily digital subscriptions, transfers over time, and as such, revenue is recognized ratably over the subscription period (up to 12 months), using a mid-month convention. We sell a variety of bundled products that combine digital subscriptions, nutritional products and/or other fitness products. We consider these sales to be revenue arrangements with multiple performance obligations and allocates the transaction price to each performance obligation based on its relative stand-alone selling price. We defer revenue when we receive payments in advance of delivery of products or the performance of services. Revenue is recorded net of expected returns, discounts and credit card chargebacks, which are estimated using our historical experience. Revenue is presented net of sales and value added taxes collected from customers and remitted to applicable government agencies.

Goodwill and Intangible Assets

Goodwill represents the excess of the fair value of the consideration transferred over the fair value of the underlying identifiable assets and liabilities acquired in a business combination. Goodwill and intangible assets deemed to have an indefinite life are not amortized, but instead are assessed for impairment annually in the fourth quarter as of October 1. Additionally, if an event or change in circumstances occurs that would more likely than not reduce the fair value of the reporting unit below its carrying value, we would evaluate goodwill and other intangibles at that time.

In testing for goodwill impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. If we conclude otherwise, we are required to perform the two-step impairment test. The goodwill impairment test is performed at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired. If the estimated fair value is less than the carrying value, an impairment charge will be recorded to reduce the reporting unit to fair value.

We also evaluate qualitative factors to determine whether or not its indefinite lived intangible assets have been impaired and then performs a quantitative test if required.

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to our future cash flows.

Equity-Based Compensation

We measure and recognize expense for all equity-based awards based on their estimated fair values as of the grant date using the Black-Scholes option-pricing model. We recognize the expense on a straight-line basis over the requisite service period, and forfeitures are accounted for as they occur. Equity-based compensation expense is included in cost of revenue, selling and marketing, enterprise technology and development, and general and administrative expense within the unaudited condensed consolidated statements of operations.

Equity-based compensation expense for options granted to nonemployees is measured based on the fair value of the options issued, which is more reliably determined than the value of goods and services received. The fair value of the equity instruments issued is measured at the performance completion date.

Common Unit Valuations

Prior to the Business Combination, we granted common unit options at an exercise price equal to the fair value as determined by the Board of Managers on the date of grant. Given the absence of a public market for our common units, we were required to estimate the fair value of our common units at the time of each grant of an equity-based award. We utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of our common units. These estimates and assumptions include numerous objective and subjective factors to determine the fair value of our common units at each grant date, including the following factors:

•	Relevant precedent transaction including our capital units;

•	the liquidation preferences, rights, preferences, and privileges of our preferred units relative to the common units;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•

the likelihood and timing of achieving a liquidity event for the common units underlying the options, such as an initial public offering, given prevailing market conditions; any adjustment necessary to recognize a lack of marketability of the common units underlying the granted options;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

Subsequent to the Business Combination, the Board determines the fair value of the Common Stock based on the closing market price on or around the date of grant.

Income Taxes

Effective April 2, 2019, Old Beachbody made an election with the United States taxing authorities to change its entity status to a regarded C-Corporation from a regarded pass-through entity for income tax purposes. The consequences of this election were the recognition of a tax provision on our net income earned after that date and the recording of a net deferred tax asset as of the election date of $16.6 million as a benefit for income taxes from operations. The accumulated deficit and other comprehensive loss as of the election date have been eliminated against common units and preferred units with the allocation determined in accordance with the terms of the Beachbody, LLC Operating Agreement.

We are subject to income taxes in the United States, Canada, and the United Kingdom. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

In evaluating its ability to recover deferred tax assets, we consider all available positive and negative evidence, including historical and current operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of losses, we have established a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We recognize interest and penalties related to unrecognized tax benefits in interest expense and other income, net, respectively, in the accompanying unaudited condensed consolidated statements of operations. Accrued interest and penalties are included in accrued expenses and other liabilities in the unaudited condensed consolidated balance sheets.

Recent Accounting Pronouncements

See Note 1, Organization, Business and Summary of Accounting Policies, of the notes to our unaudited condensed consolidated financial statements included elsewhere in this Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

We are exposed to foreign currency exchange risk related to transactions in currencies other than the U.S. Dollar, which is our functional currency. Our foreign subsidiaries, sales, certain inventory purchases and operating expenses expose us to foreign currency exchange risk. For the three and nine months ended September 30, 2021 approximately 10% of our revenue was in foreign currencies. For the three and nine months ended September 30, 2020 approximately 9% of our revenue was in foreign currencies. These sales were primarily denominated in Canadian dollars and British pounds.

We use derivative instruments to manage the effects of fluctuations in foreign currency exchange rates on our net cash flows. We primarily enter into option and forward contracts to hedge forecasted payments, typically for up to 12 months, for cost of revenue, selling and marketing expenses, general and administrative expenses and intercompany transactions not denominated in the local currencies of our foreign operations. We designate some of these instruments as cash flow hedges and records them at fair value as either assets or liabilities within the consolidated balance sheets. Some of these instruments are freestanding derivatives for which hedge accounting does not apply.

Changes in the fair value of cash flow hedges are recorded in accumulated other comprehensive income (loss) until the hedged forecasted transaction affects earnings. Deferred gains and losses associated with cash flow hedges of third-party payments are recognized in cost of revenue, selling and marketing or general and administrative expenses, as applicable, during the period when the hedged underlying transaction affects earnings. Changes in the fair value of certain derivatives for which hedge accounting does not apply are immediately recognized directly in earnings to cost of revenue.

A hypothetical 10% change in exchange rates, with the U.S. dollar as the functional and reporting currency, would not result in a material increase or decrease in cost of revenue and operating expenses.

The aggregate notional amount of foreign exchange derivative instruments at September 30, 2021 and December 31, 2020 was $32.6 million and $34.0 million, respectively.

Interest Rate Risk

We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our Credit Facility. We monitor our cost of borrowing under our facility, taking into account our funding requirements, and our expectations for short-term rates in the future. As of September 30, 2021, there were no outstanding borrowings under the Credit Facility, and a letter of credit was issued for $3.0 million. A hypothetical 10% change in the interest rate on our Credit Facility for all periods presented would not have a material impact on our financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

Item 4. Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of September 30, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

We are and, from time to time, we may become, involved in legal proceedings or be subject to claims arising in the ordinary course of our business. There are no material updates to our Form S-4 declared effective on May 27, 2021.

Item 1A. Risk Factors.

There have been no material changes to the risk factors as disclosed in Part II, Item 1A, Risk Factors in our most recent Quarterly Report on Form 10-Q.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Not applicable.

Item 5. Other Information.

In November 2021, the Company terminated the Credit Facility and will maintain a compensating cash balance for the $3.0 million letter of credit.

On November 11, 2021, at the request of Mr. Daikeler and Mr. Congdon, the Compensation Committee approved the reduction of base salaries of Mr. Daikeler and Mr. Congdon to $1 per year, effective November 15, 2021.

Item 6. Exhibits.

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed or Furnished Herewith

10.1	Offer of Employment Letter, dated September 27, 2021, by and between The Beachbody Company and Blake Bilstad					X

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					X

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS).					X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Beachbody Company

Date: November 15, 2021	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer
(Principal Executive Officer)

Date: November 15, 2021	By:	/s/ Sue Collyns
Sue Collyns
President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 10.1

September 27, 2021

Blake Bilstad

P.O. Box 2190

Palos Verdes Peninsula, CA 90274

RE:	Offer of Employment

Dear Blake,

On behalf of The Beachbody Company (“Beachbody” or the “Company”), I am pleased to offer you employment, on a full-time basis, as Chief Legal Officer and Corporate Secretary commencing on October 28, 2021 (the “Start Date”). In your position, you will report to the Chief Executive Officer.

Your base salary will be at the annualized rate of $520,000.00 payable in accordance with Beachbody’s regular payroll practices and procedures (“Base Salary”). This is an exempt position under federal and state law.

Once you have met each of the eligibility requirements, you will be entitled to participate in our comprehensive employee benefits package applicable to employees of Beachbody at your level. The terms and conditions of these benefits are set forth in the Beachbody Employee Guide and in summary plan descriptions. Attached is a brief summary of the various plans and benefits currently offered by Beachbody. You will be eligible for health care insurance (medical, dental and vision) for you and your beneficiaries at Beachbody’s expense, plus retirement benefits comparable to other employees of Beachbody at your level, subject to the terms of these plans and programs.

Currently, Beachbody offers a 401(k) savings plan with a 50% match (up to 6% of eligible salary), subject to the terms and conditions of the plan. You will be eligible for health care benefits and the 401(k) savings plan effective on the first day of the month following your start date. All of these benefits, and how much Beachbody or Beachbody’s employees pay for them, are subject to change from time to time at Beachbody’s sole discretion.

You will receive a monthly mobile phone allowance of $175.00 as outlined in the Mobile Devices Policy included in the Communication Expenses section of the Company’s Travel & Expense Policy. The allowance is paid automatically on the second paycheck of each month and will be included in your taxable wages.

In addition, you will receive a commencement of employment bonus of $90,000.00 to be paid to you after your first thirty (30) days of employment at Beachbody. You expressly understand and agree that if your employment is terminated within the first twelve (12) months from the Start Date, you will repay to Beachbody within thirty (30) days of your last day of employment a daily prorated portion of the commencement of employment bonus, except if such termination is made (a) by Beachbody without Cause; (b) by you for Good Reason; or (c) due to your death or disability, in which case no repayment of the commencement of employment bonus shall apply.

Blake Bilstad

Offer of Employment

September 27, 2021

You are eligible to participate in Beachbody’s 2022 Bonus Plan for Exempt Employees (BPE). Your target opportunity is 50% of your annual base salary (“Target Bonus Percentage”) and you must be employed at Beachbody on the date the incentive is paid to receive an award. The terms of the BPE are reviewed annually and will be communicated to you once they have been approved.

You will be granted non-qualified stock options with a fair market value on the date of grant (in accordance with the Black-Scholes methodology as determined by the Board of Directors) of approximately $1,200,000.00. The non-qualified options will be granted on the 15th of the month following your start date (the “Grant Date”) pursuant to and will be subject to the terms of Beachbody’s 2021 Incentive Award Plan (the “Plan”), and to the terms of Beachbody’s then-current applicable form equity agreement. The non-qualified options granted will vest annually over four years (in equal installments of 25% each year over four years) on your Grant Date, with the initial 25% vesting twelve (12) months after your Grant Date. All vesting shall cease upon any termination of your employment in accordance with this offer letter. Should Beachbody implement an annual long-term incentive plan, you will be eligible to receive additional equity grants beginning in calendar year 2023 or at such later time that the plan is implemented.

If your employment is terminated after the Start Date (a) by Beachbody without Cause, or (b) by you for Good Reason, then Beachbody will 1) pay you an amount equal to 1.0 times the sum of your highest agreed upon annual Base Salary with the Company, unless a reduction in your Base Salary had been implemented during the year which was applied proportionately to other members of the Company’s executive team, in which case Beachbody will pay you an amount equal to 1.0 times the sum of your annual Base Salary at the date of termination, (the “Severance”); 2) make its normal portion of your monthly health insurance payments at your then-current coverage levels (including reimbursement for any required COBRA payments) for a period of twelve (12) months; and 3) pay you an amount equal to a pro rata portion of your Target Bonus for such partial calendar year in which the date of termination occurs, through the date of termination (“Pro-Rated Target Bonus”). The Severance shall be paid in substantially equal installments in accordance with the Company’s normal payroll practices over the 12-month period following your termination date. Any severance payments will be conditioned upon your execution of Beachbody’s standard general release of all claims against Beachbody and related entities and persons. Payments will commence on the first normal payroll date following the release effective date. In the event this offer of employment is rescinded after the execution date of this letter and prior to your Start Date, then Beachbody will pay you the Severance, provided, however, that any Severance payments payable to you pursuant to this section shall be reduced on a dollar-for-dollar basis by the amount of any salary, bonus and other compensation you receive from another employer during the twelve (12) months following the rescission date.

In the event of a qualified termination leading to Severance, all outstanding Company equity awards that vest solely on the passage of time that are held by you on the date of such termination (the “Time Vesting Awards”) shall vest and, to the extent applicable, become exercisable, on an accelerated basis as of the date of termination with respect to the number of shares underlying such Time-Vesting Award that would have vested (and become exercisable, if applicable) had you remained in continuous employment with the Company beyond the date of termination for twelve (12) additional months. Notwithstanding the foregoing, in the event that the qualifying termination occurs on or within twelve (12) months following a Change in Control (as such term is defined in the Plan), then all Time Vesting Awards shall become fully vested and, to the extent applicable, exercisable.

3301 Exposition Boulevard, Santa Monica, CA 90404 Tel: (310) 883-9000 Fax:(323) 967-5550 Beachbody.com

Blake Bilstad

Offer of Employment

September 27, 2021

If your employment is terminated after the Start Date by reason of your death or Disability (as such term is defined in the Plan), then in addition to any unpaid accrued obligations (i) the Company will pay you the Prorated Target Bonus in accordance with the terms and conditions of this offer letter, and (ii) all Time Vesting Awards shall vest and, to the extent applicable, become exercisable, on an accelerated basis as of the date of termination with respect to the number of shares underlying such Time-Vesting Award that would have vested (and become exercisable, if applicable) had you remained in continuous employment with the Company beyond the date of termination for twelve (12) additional months.

“Cause” means: (i) your misconduct or intentional actions that adversely affects or threatens to adversely affect the Company or its reputation in any material respect as determined in good faith by the Board; (ii) acts or threats of violence by you in any manner affecting the Company’s reputation or otherwise connected to your employment in any way; (iii) alcohol or substance abuse by you; (iv) your wrongful destruction of Company property; (v) any crime involving fraud, embezzlement, theft, conversion or dishonesty against the Company; or any conviction, or plea of guilty or nolo contendere, in a valid court of law for any other financial crime or felony; (vi) any act of fraud or personal dishonesty by you which relates to or involves the Company in any material way, including misrepresentation on your employment application or other materials provided in the course of seeking employment (or continued employment) at the Company; (vii) unauthorized disclosure by you of confidential information of the Company; (viii) material violation by you of any written policy of the Company; or (ix) gross negligence of, or gross incompetence in, the performance of the your duties for the Company as determined in good faith by the Board.

“Good Reason” means, without your written consent: (i) a material breach of this offer letter by the Company (including the Company’s withholding or failure to pay compensation when due to you); (ii) a relocation of the Company’s principal headquarters and/or your corresponding primary work location from the greater Westside and/or South Bay Los Angeles metropolitan areas to a location more than 50 miles from such location; (ii) a material diminution in your titles, duties, authority, or responsibilities or a change in reporting relationship that requires you to report to someone other than the CEO or the Board; or (iii) a material reduction in your Base Salary or Target Bonus Percentage, unless either such reduction is applied proportionately to other members of the Company’s executive team, and is made in the good faith belief by the Board that it is in the best interests of the Company. Notwithstanding the foregoing, you will not be deemed to have resigned for Good Reason unless (1) you provide the Company with written notice setting forth in reasonable detail the facts and circumstances claimed by you to constitute Good Reason within 45 days after the date of the occurrence of any event that you know or should reasonably have known to constitute Good Reason, (2) the Company fails to cure such acts or omissions within 30 days following its receipt of such notice, and (3) the effective date of your termination for Good Reason occurs no later than 90 days after the expiration of the Company’s cure period. For clarity, Good Reason shall not have occurred if the Company’s primary Santa Monica, California office is moved or relocated within the greater Westside and/or South Bay Los Angeles metropolitan areas and/or the Company permits you to work from home or another physical or remote location that you may designate in writing.

All payments to you under this offer letter will be subject to any required withholding of federal, state and local taxes pursuant to any applicable law or regulation and the Company and its affiliates are entitled to withholding any and all such taxes from amounts payable under this offer letter.

For purposes of this letter, your termination of employment shall mean your “separation from service” as defined under Section 409A of the Internal Revenue Code (“Code”). Each payment under this letter that is determined to be subject to Section 409A shall be treated as a separate payment. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under this offer letter.

3301 Exposition Boulevard, Santa Monica, CA 90404 Tel: (310) 883-9000 Fax:(323) 967-5550 Beachbody.com

Blake Bilstad

Offer of Employment

September 27, 2021

Notwithstanding any provision of this letter to the contrary, if you are a “specified employee” (as defined in Section 409A of the Code) as of your ”separation from service” (as defined in Section 409A of the Code), then the payment of any amounts payable hereunder that are subject to Section 409A of the Code shall be postponed in compliance with Section 409A (without any reduction in such payments ultimately paid or provided to you) until the first payroll date that occurs after the date that is six (6) months following your “separation from service.” Any such postponed payment shall be paid in a lump sum to you on the first payroll date that occurs after the date that is six (6) months following your “separation from service.” If you die during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A shall be paid to your estate within sixty (60) days after the date of your death.

This offer of employment, and your continued employment at Beachbody, is contingent upon the satisfactory completion of reference/background checks prior to the execution date of this letter. In addition, as a condition of employment, you will be required to execute a Confidentiality and Non-Solicitation Agreement and a Dispute Resolution Agreement.

This offer letter does not constitute an employment agreement for a specified term. Your employment with Beachbody, like our other employees, will be “at-will,” permitting you or Beachbody to terminate the employment relationship at any time, for any lawful reason, with or without Cause or prior notice. Your at-will status can only be modified in writing and signed by both you and the Chief Executive Officer. By your signature on this letter, you acknowledge, understand and agree that the employment relationship is at-will.

I am very excited about the contribution you will make to this exciting enterprise. If you share my enthusiasm and these terms and conditions are satisfactory to you, please acknowledge and accept this offer by signing this letter and returning it to Kathy Vrabeck, Chief Strategy Officer, via email at kvrabeck@beachbody.com on or before September 28, 2021.

Very truly yours,

/s/ Carl Daikeler

Carl Daikeler
Chief Executive Officer
The Beachbody Company

I hereby accept the Beachbody “at will” employment offer as described in this letter and understand that it does not constitute an employment contract.

Agreed to and accepted this 27th day of September, 2021

/s/ Blake Bilstad

3301 Exposition Boulevard, Santa Monica, CA 90404 Tel: (310) 883-9000 Fax:(323) 967-5550 Beachbody.com

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Carl Daikeler, certify that:

(1)	I have reviewed this Quarterly Report on Form 10-Q of The Beachbody Company, Inc.;

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Paragraph intentionally omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a)];

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 15, 2021	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sue Collyns, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of The Beachbody Company, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Paragraph intentionally omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a)];

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 15, 2021	By:	/s/ Sue Collyns
Sue Collyns
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of The Beachbody Company, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: November 15, 2021	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of The Beachbody Company, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: November 15, 2021	By:	/s/ Sue Collyns
Sue Collyns
Chief Financial Officer (Principal Financial Officer)